DC

No Act
P.E. 1-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07047202

March 5, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2007

Larry A. Barden
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Re: Pulte Homes, Inc.
Incoming letter dated January 12, 2007

Dear Mr. Barden:

This is in response to your letter dated January 12, 2007 concerning the shareholder proposal submitted to Pulte Homes by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 31, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

947406

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

lbarden@sidley.com
(312) 853-7785

January 12, 2007

By Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations to Pulte Homes, Inc.

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). The Proponent seeks to include the Proposal in Pulte's proxy materials for the Company's 2007 annual meeting of shareholders (the "2007 Proxy"). The Proposal requests the Company's board of directors (the "Board") to constitute a committee of certain shareholders (a "Majority Vote Shareholder Committee") if the Board does not take action requested in a shareholder proposal that receives a majority of the votes and to require the independent directors to meet with the committee at least two times prior to the annual meeting following the committee's formation.

Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of the Proposal and an explanation as to why Pulte believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no-action request.

I. The Proposal Has Already Been Substantially Implemented — Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, Nordstrom Inc. (February 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also* The Gap, Inc. (March 8, 1996). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983).

The purpose of the Proposal as expressly set forth in the supporting statement is *"to create a mechanism by which shareholders can communicate with their representatives, the Board of Directors."* As detailed below, the purpose set forth in this Proposal (i.e., to create a way for shareholders to communicate with the Board) is already implemented in at least two ways: (i) the availability to all shareholders of a formalized method of communication between the shareholders and the independent directors on the Board, as required pursuant to Section 303A of the New York Stock Exchange ("NYSE") Listed Company Manual and described in Pulte's 2006 annual proxy statement (the "2006 Proxy") and (ii) the availability to shareholders of the annual meeting forum and shareholder proposal process under state and federal law. The channels of communication presently available to Pulte's shareholders provide an effective "mechanism by which shareholders can communicate" and therefore the purpose of the Proposal has been substantially implemented. The expansion of the communication processes already in place at Pulte (to include the constitution of one or more Majority Vote Shareholder Committees) that would result from a complete implementation of the Proposal would likely provide little or no benefit for shareholders, since shareholders already have several viable channels of communication available to them, and would likely be financially and administratively burdensome on Pulte. Additionally, expansion of existing communication processes to include the constitution of one or more Majority Vote Shareholder Committees consisting of selected shareholders of the Company presents a risk of catering to selected shareholders with special interests to the detriment of shareholders generally, in contrast to Pulte's existing communication processes, which are equally available to all shareholders. Pulte acknowledges the importance of providing a viable means through which shareholders may communicate with the Board; however, the Proposal does not suggest that the mechanism described in the Proposal would be more effective than the processes already in place at Pulte. Without some evidence or suggestion that Pulte's existing communication processes are ineffective or that they would be improved through implementation of the Proposal, the Company believes that the purpose of the Proposal has been substantially implemented and that the Proposal may therefore be excluded.

A. The Proposal Has Been Substantially Implemented Through Pulte's Compliance with Section 303A of the NYSE Listed Company Manual.

On November 4, 2003, the Securities and Exchange Commission approved revised NYSE corporate governance rules, which have been codified in Section 303A of the NYSE Listed Company Manual ("Section 303A"). Compliance with Section 303A was required by the earlier of the company's first annual meeting after January 15, 2004 and October 31, 2004 (the "Compliance Date"). Section 303A.03 of the NYSE Listed Company Manual states the following: "In order that interested parties may be able to make their concerns known to the non-management directors, a listed company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." As required by Section 303A.03, Pulte, an NYSE-listed company, has implemented procedures for shareholders to communicate with the Company's non-employee directors, which procedures were disclosed in Pulte's proxy materials for its 2006 annual meeting (the "2006 Proxy"). The 2006 Proxy provides that shareholders "[m]ay communicate directly with the Board of Directors, the non-management directors as a group or any individual director or directors by writing to [the] Secretary." It further provides that "each communication received by [the] Secretary will be promptly forwarded to the specified party," thus ensuring that no filtering of shareholder communication occurs and that the procedures indeed provide a viable means for interested shareholders to communicate with the Board.

We acknowledge that in Sears, Roebuck & Co. (December 18, 2003), the Staff did not grant relief with respect to a request to exclude a proposal based upon the company's planned implementation of Section 303A. Although, in Sears, the company indicated that it planned to implement changes responsive to Section 303A prior to the annual meeting at which the proposal Sears sought to exclude would be considered, the Sears letter was submitted before the Compliance Date, at a time when formal shareholder communication procedures were not well established, notwithstanding Sears's own stated intention to implement the procedures required by Section 303A. Since the Compliance Date, however, formal shareholder communication procedures have become commonplace among listed companies, and shareholders of all NYSE-listed companies now have an expectation that such companies will establish and disclose appropriate procedures for shareholders to communicate with the independent directors. Pulte believes this changed landscape and shareholders' changed expectations with respect to shareholder communication procedures calls for a different outcome than that in the Sears letter, as the implementation of Section 303A has made NYSE-mandated communication procedures a more commonplace communication mechanism available to and expected by shareholders of NYSE-listed companies. Thus, Pulte's situation is not different from that of Sears simply because Pulte has implemented procedures in compliance with Section 303A and Sears had not yet done so at the time of its letter, but also because compliance by NYSE-listed companies generally since the Sears letter has increased shareholders' awareness of procedures for communication with independent directors and changed their expectations with respect to the communication procedures available to them. Thus, based on shareholders' heightened awareness of communication with boards of directors as well as Pulte's own compliance with the requirements of Section 303A, it is clear that Pulte's shareholders have a viable channel of communication with the Board such that the Proposal's expressly stated purpose of creating "a mechanism by which shareholders can communicate with … the Board of Directors" has been substantially implemented and accordingly the Proposal should be excludable under Rule 14a-8(i)(10).

B. The Proposal's Purpose is Substantially Implemented in the Form of the Annual Meeting and Shareholder Proposal Process.

In addition to the direct channel of communication between shareholders and the independent directors on the Board that is required by Section 303A and disclosed in Pulte's annual proxy statements, the annual meeting forum coupled with the shareholder proposal process under Michigan state law and the federal proxy rules provides Pulte shareholders with another mechanism for communicating with Pulte's board of directors. As noted in the 2006 Proxy, Pulte encourages its directors to attend each annual meeting of shareholders, and all of the directors serving on the date of the 2006 annual meeting of shareholders attended that meeting. It is Pulte's expectation that all directors serving on the date of the upcoming 2007 annual meeting of shareholders will attend the meeting, as well. All Pulte shareholders are invited to attend each annual meeting and may, if the appropriate procedures under Michigan law and Pulte's organizational documents are observed, ask questions and present their views to the members of the board of directors and others in attendance at the meeting. Shareholders may also submit proposals for inclusion in the Company's proxy materials for the annual meeting, which will be included in the proxy materials if the proposals are appropriate for inclusion under the federal proxy rules. Indeed, the Company has included one or more shareholder proposals in the proxy materials for each of the last three annual meetings of shareholders.

Comprehensively implementing the Proposal and constituting one or more Majority Vote Shareholder Committees could be viewed as effectively extending the annual meeting forum and shareholder proposal process that are already provided for under state and federal laws in a manner that is not contemplated by those laws. Under Michigan law, for example, shareholder meetings are held subject to certain notice, quorum and other procedural requirements, which assist in protecting the rights of individual shareholders. *See, e.g., MBCL § 450.1404, § 450.1415*. As discussed in *Darvin v. Belmont Industries*, 40 Mich. App. 672, 684 (Mich. Ct. App. 1972), "[c]orporations can determine, under the statute, how much notice will be given of shareholders' meetings…. Yet a corporation can neither eliminate notice altogether, nor interpret its notice provision in such a way that the protection it provides shareholders is virtually eliminated, for such action would contravene statutory and public policy in [the state of Michigan]." Although, under the Proposal, the shareholders who would be selected and allowed to participate on a Majority Vote Shareholder Committee may not be entitled to a special vote on matters, they nonetheless would have an opportunity to convene with each other and with the independent members of the Board in a formalized structure and potentially to influence the business and management of the Company. In the absence of evidence that constitution of one or more Majority Vote Shareholder Committees would improve the channels of communication available to all shareholders of the Company, Pulte believes that the current annual meeting forum and shareholder proposal process, which incorporate procedural safeguards to provide all shareholders with similar access and opportunity to communicate with the Board, already address the stated purpose of the Proposal and that it is inappropriate to mandate an additional formalized meeting process outside of the annual meeting forum and shareholder proposal process. Such an extension of the annual meeting forum and shareholder proposal process under state and federal laws is, in Pulte's view, unlikely to provide a substantial benefit given that the purpose of the Proposal already has been substantially implemented—Pulte shareholders have at least two mechanisms through which to communicate with the Board. In addition, creation of an additional formalized communication process as described in the Proposal could be costly and administratively burdensome and could potentially provide unequal or unfair access to certain shareholders to the detriment of others.

Based on the foregoing, Pulte respectfully urges the Staff to concur that the Proposal may be excluded.

II. The Proposal Contains False or Misleading Statements – Rule 14a-8(i)(3).

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be entailed in the event that the proposal were approved." McDonnell Douglas Corp. (March 10, 1989); *see also* Wal-Mart Stores, Inc. (April 2, 2001). A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For purposes of Rule 14a-9, proxy material may be considered misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See* Note to Rule 14a-9.

In particular, the Proposal is vague and misleading in the following respects:

1. The Proponent's assertion (made in reference to the Proponent's claim that Pulte's Board has not taken the necessary steps toward declassification) is misleading by stating "[i]n our opinion, this inaction contrasts with the responsiveness of other companies' boards." The Proposal falsely leads shareholders to conclude that the Board does not seriously consider

shareholder proposals and is therefore acting in ways inconsistent with its fiduciary duties to shareholders. In fact, Pulte's Board does carefully evaluate all shareholder proposals consistent with its duty to act in the interest of shareholders. For example, the declassification matter referenced in the Proponent's supporting statement has been discussed and carefully considered at several meetings of the Board, and is currently scheduled for additional consideration and discussion at an upcoming Board meeting.

2. The second paragraph of the Proponent's supporting statement is vague and misleading in that it states:

> We believe investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services ('ISS') have supported this reform. ISS' 2006 *Board Practices/Board Pay* study found the number of companies with staggered boards continued to decline in 2005. At the current rate of decline, the majority of S&P 500 directors will be subject to annual election by the end of 2006, the study noted.

This paragraph is irrelevant and potentially misleading to shareholders because it suggests that annual elections of the board of directors and declassification are the topics being voted upon in the Proposal, as opposed to constitution of a Majority Vote Shareholder Committee, which is the actual subject of the Proposal.

3. The Proposal is vague and indefinite regarding those steps the Board must take in the event there is more than one proposal that requires the formation of a Majority Vote Shareholder Committee. For example, would the Board be required to form multiple Majority Vote Shareholder Committees or would all the proponents of multiple proposals be added to the same committee?

4. The Proposal is vague and indefinite regarding the procedures for disbanding a Majority Vote Shareholder Committee. Pulte assumes that since the only requirement with respect to the Majority Vote Shareholder Committee once it is formed is to have the independent directors meet with the committee no fewer than two times prior to the annual shareholders meeting following the formation of the committee, the committee should be disbanded once that requirement is satisfied and no further obligation exists. However, the language of the Proposal does not make that clear and in fact states that the committee may only be abolished in two circumstances that do not include the foregoing.

Staff's Response

In appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2007 Proxy.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Larry A. Barden

cc: Mr. Daniel P. Pedrotty,
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

jbabb@sidley.com
(312) 853-7287

January 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Original signature pages to Pulte Homes, Inc. no-action request pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

For your records, enclosed please find six original signature pages to the No-action request letter filed today on behalf of Pulte Homes, Inc. A copy of the submitted letter is enclosed for your reference. Please do not hesitate to contact me with questions or comments.

Very truly yours,

Jonathan Babb

Jonathan C. Babb

Enclosures

Appendix A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 1, 2006

By UPS Next Day Air

Mr. Steven M. Cook, Vice President,
General Counsel, and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2006 proxy statement of Pulte Homes, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty, Director
Office of Investment

DFP/me
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved: The stockholders of Pulte Homes, Inc. (the "Company") urge the Company to take the following steps if a proposal, submitted by a shareholder for a vote pursuant to Rule 14a-8 of the Securities and Exchange Commission, receives a majority of the votes cast (the "Proposal"), and the Board of Directors (the "Board") does not take the action requested in the Proposal with 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the Company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to the abolition of the Committee.

Supporting Statement

In 2006, a majority of the Company's voting shareholders supported a proposal seeking declassification of the Company's board of directors. Nonetheless, our Company's Board has not taken the necessary steps toward declassification. In our opinion, this inaction contrasts with the responsiveness of other companies' boards.

We believe investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services ("ISS") have supported this reform. ISS' 2006 *Board Practices/Board Pay* study found the number of companies with staggered boards continued to decline in 2005. At the current rate of decline, the majority of S&P 500 directors will be subject to annual election by the end of 2006, the study noted.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the Board of Directors. This proposal does not aim to supplant the Board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

Appendix B

The Gap, Inc. (March 8, 1996)

March 8, 1996

090038

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Gap, Inc. (the "Company")
Incoming letter dated February 1, 1996

The proposal requests that the Board of Directors prepare a report which describes the Company's actions to ensure that its foreign suppliers meet basic standards of conduct.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks

Stephanie D. Marks
Attorney Advisor

000030 9

GAP

96 FEB -5 AM 11:18

VIA FEDERAL EXPRESS

February 1, 1996

THE GAP INC
ONE HARRISON
SAN FRANCISCO
CA 94105
TELEPHONE
415 952 4400
FAX
415 896 0322

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-1004

Re: The Gap, Inc. - Shareholder Proposal of ACTWU - 1934 Act/Rule 14a-8

Ladies and Gentlemen:

The Gap, Inc., a Delaware corporation ("The Gap" or the "Company"), has received a shareholder proposal ("Proposal") from the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union ("ACTWU" or "Proponent") by letter dated November 22, 1995. Pursuant to Rule 14a-8(d) of the Securities Exchange Act, as amended, we hereby give notice of the Company's intention to omit the Proposal from its proxy statement and form of proxy (collectively the "1996 Proxy Materials") for its 1996 Annual Meeting.

For the reasons set forth in this letter, we also respectfully request confirmation from the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended based upon The Gap's omission of the Proposal from its 1996 Proxy Materials. As our 1996 Proxy Materials must be in final form by April 19, 1996 so that they can be timely mailed to our shareholders, we would very much appreciate the Division's response to this request as soon as possible, but in any event prior to such date.

Pursuant to Rule 14a-8(d), and by copy of this letter, we are concurrently notifying the ACTWU of The Gap's intention to omit the Proposal from its 1996 Proxy Materials.

Enclosed are six copies of this letter and the Proponent's letter to the Company which sets forth the Proposal and statement in support thereof.

I. THE PROPOSAL

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" with respect to the selection process for its overseas suppliers. The Proposal also requests that the Board of Directors prepare a report to shareholders which describes current and future policies relating to that "code of conduct." The Proposal seeks to preclude the Company from doing business with suppliers that: 1) utilize forced or prison labor; 2) employ children under compulsory school age or legal working age; 3) fail to maintain a safe and healthy work environment; 4) fail to follow prevailing practice and local laws regarding wages and hours; or 5) contribute to local environmental degradation. The Proposal also seeks to require compliance verification through monitoring processes.

II. GROUNDS FOR OMISSION

The Gap believes that the Proposal may be properly omitted from its 1996 Proxy Materials for the following reasons:

(i) Pursuant to Rule 14a-8(c)(1), the Proposal is not a proper subject for action by security-holders under Delaware law;

(ii) Pursuant to Rule 14a-8(c)(7), the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; and

(iii) Pursuant to Rule 14a-8(c)(10), the Proposal has been rendered moot.

A. The Proposal is Not a Proper Subject for Action by Security-Holders Under the Laws of the Company's Domicile and May Therefore Be Omitted Under Rule 14a-8(c)(1).

Rule 14a-8(c)(1) permits the omission of a proposal which, under the laws of the registrant's domicile, is not a proper subject for action by security-holders. In fact, Section 141(a) of the Delaware General Corporation Law provides that the power and duty to manage the business of a Delaware Corporation is vested in its board of directors unless otherwise specified in its certificate of incorporation. As The Company has not modified its certificate of incorporation in this respect, the Proposal may be properly omitted.

The rationale underlying Section 141(a) is based in part on the fact that a corporation would not be a viable business entity if ordinary business decisions were the subject of shareholder deliberation.[1] Clearly, the ongoing selection and oversight of a corporation's suppliers falls within the scope of its board's responsibility to manage the business of the corporation. Because the Proposal is directed at these very activities, it is not a proper subject for action by security-holders.

B. The Proposal Deals With the Conduct of the Company's Ordinary Business Operations and Therefore May be Omitted from the 1996 Proxy Materials Pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal which deals with a matter relating to the conduct of the Company's ordinary business operations. The Commission has stated that the policy underlying Rule 14a-8(c)(7) "... is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957).

As one of the nation's leading clothing retailers, The Gap purchases merchandise from hundreds of suppliers located in over 50 countries. The determination of whether, when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of its suppliers involves numerous business considerations and decisions, ranging in scope from quality control to competitive pricing to internal and governmental compliance issues.

In a series of no-action letters issued under Rule 14a-8(d), the Commission's Staff (the "Staff") has consistently confirmed its position that the selection of suppliers, vendors and independent contractors is an ordinary course matter and that shareholder proposals relating to these issues may be omitted from a registrant's proxy materials. For example, the Staff allowed the omission of a proposal that requested a report from Wal-Mart Stores regarding certain employment policies as well as a description of Wal-Mart's efforts to

---

1 See *In Re Tw Services, Inc. Shareholders Litigation*, C.A. 10298 (Del. Ch. March 2, 1989) ("While corporate democracy is a pertinent concept, a corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.")

publicize its policies to suppliers and to purchase goods from minority and female-owned suppliers (Wal-Mart Stores, Inc., available April 10, 1991 and April 10, 1992). The following no-action letters also addressed, in part, the purchase of goods and services from specified suppliers: American Brands, Inc. (available December 28, 1995); Delta Air Lines, Inc. (available July 27, 1995). See also, LTV Corporation (available November 22, 1995) (selection of audit firm); Bank America Corp. (available February 27, 1986) (selection of independent auditors); Texas Air Corp. (available April 11, 1984) (employment of outside counsel).

Moreover, the fact that the ACTWU Proposal refers to broader social or public policy issues should not impact the operation of Rule 14a-8(c)(7), where the clear goal of the Proposal is to make shareholders directly responsible for the management of an inherently ordinary business operation. In Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") (available October 13, 1992), the Staff allowed Cracker Barrel to exclude a shareholder proposal relating to that company's employment policies and practices, even though the proposal related to broader social issues. The Staff specifically stated that the fact that such a proposal is tied to a social issue "will no longer be viewed as removing the proposal from the realm of the ordinary business operations of the registrant." In reaching this determination, the Staff noted that "the line between includable and excludable employment related proposals based on social policy considerations has become increasingly difficult to draw," and that the lines drawn are often seen as "tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals."

Thus, the mere fact that the ACTWU's Proposal to regulate an ordinary business operation of the Company also refers to social issues does not transform it into something other than what it is - a proposal which can be properly omitted under Rule 14a-8(c)(7).

C. The Proposal May be Properly Omitted as Moot Under Rule 14a-8(c)(10) Because it Has Already Been Substantially Implemented by the Company.

Rule 14a-8(c)(10) provides that any proposal which has been rendered moot may be omitted from a company's proxy materials. In applying this Rule, the Commission has permitted omission of proposals that have been "substantially implemented" by an issuer. Commission Release No. 34-20091 (August 16, 1983).

The Gap currently has in place formal sourcing policies and procedures which govern the operations and employment practices of its suppliers. These standards are clearly outlined in a document entitled "Gap Sourcing Principles and Guidelines," a copy of which is attached hereto as Exhibit A. The Company developed these standards to ensure that all of its suppliers fully understood the Company's expectations and requirements of them.

These sourcing principles also appear at the beginning of the Company's Vendor Handbook, which is used as an ongoing reference guide by all suppliers with which we do business. The Gap initially mailed this Handbook to its existing suppliers in 1993 and most recently in 1995, and also mails it to each new supplier prior to submitting any orders for production.

In fact, The Gap's Sourcing Principles and Guidelines specifically address each and every item requested in the Proposal. The "Forced Labor" section satisfies the Proposal's request relating to forced or prison labor. The "Child Labor" section satisfies the Proposal's request relating to the use of child labor. The "Wages and Hours" section satisfies the Proposal's request relating to compliance with prevailing practice and local laws regarding wages and hours. The "Working Conditions" section satisfies the Proposal's request relating to maintaining a safe and healthy work environment. Finally, the "Environment" section satisfies the Proposal's request relating to environmental degradation.

Moreover, The Gap's purchase order terms expressly require the manufacturer to agree to comply with all wage and hour and other labor laws (including child labor, minimum wage, overtime and safety-related laws) and provide that the Company may terminate any order and withhold payment in the event of non-compliance. A copy of the Company's purchase order is attached hereto as Exhibit B.

With respect to monitoring and enforcement issues, the Company has adopted pre-contract review procedures which must be followed before any supplier is approved. As part of its internal approval process, for example, the Company performs an intensive, on-site factory evaluation of each prospective manufacturer. This on-site interview not only affords us the opportunity to evaluate each manufacturer's facilities first-hand but to explain that our business relationship is conditioned upon the supplier's strict and continuous compliance with all labor laws and The Gap's Sourcing Principles and Guidelines. The Gap also has several ongoing monitoring programs in place and regularly conducts on-site visits of its existing suppliers. In accordance with the Company's stated policy, suppliers which fail to cooperate and comply with our requirements will not receive future business and are taken off of our list of approved contractors.

Finally, the Company's Board of Directors periodically reviews current sourcing issues and is kept appraised of any new developments. Furthermore, last year, at the express request of the ACTWU, The Gap also detailed its sourcing policies on page 16 of its 1994 annual report to shareholders (a copy of which is attached hereto as Exhibit C).

Since The Gap has already acted to adopt, implement, enforce and report upon its comprehensive "code of conduct" for suppliers, each and every concern raised in the Proposal has already been substantially implemented by the Company. Therefore, the Proposal may be omitted as moot under Rule 14a-8(c)(10).

III. CONCLUSION

In light of the above, The Gap believes that the Proposal may be omitted from the 1996 Proxy Materials based on any one of the following grounds: (i) the Proposal is not a proper subject for action by stockholders under the law of The Gap's domicile (Delaware): (ii) the Proposal relates to and seeks to govern the conduct of ordinary business operations of the Company; and (iii) the Proposal has already been substantially implemented and is accordingly moot.

Please address your response to this letter to my attention at 1 Harrison Street, San Francisco, California, 94105. In the interim, please also feel free to call me if you have any questions or comments at (415) 291-2515. Thank you in advance for your consideration of these matters.

Very truly yours,

Anne B. Gust
Senior Vice President and
General Counsel

ABG:cmc
Enclosures

UNITE! A MERGER OF THE AMALGAMATED CLOTHING & TEXTILE WORKERS UNION & THE INTERNATIONAL LADIES' GARMENT WORKERS' UNION

000036

RECEIVED

NOV 2 _ 1995

_ COUNSEL

Via Facsimile and Registered Mail

November 22, 1995

Ms. Anne B. Gust, Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105

Dear Ms. Gust:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), I hereby submit the attached resolution which requests that the Company's Board of Directors review its current sourcing code of conduct regarding its relationships with both domestic and foreign contractors and report to shareholders on these sourcing policies, including implementation and enforcement We believe that the working conditions of foreign and domestic manufacturing suppliers have become an even greater issue of concern to shareholders, U.S. retailers and their customers over the past year.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of twenty-eight (28) shares of The Gap, Inc. common stock. The Southern Region of ACTWU intends to hold this stock through the date of the Company's annual meeting.

If you have any questions or require further information please call me at (202)785-5690.

Sincerely,

Michael R. Zucker
Director

enclosures

Office of Corporate and Financial Affairs
2100 L Street, N.W., Suite 210, Washington, D.C. 20037
Telephone: 202-785-5690 FAX: 202-785-5699

RESOLVED: That the shareholders of The Gap, Inc. ("Company") request that the Board of Directors review our Company's "code of conduct" to ensure its domestic and overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minimum:

1) that the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain a safe and healthy work environment
   - fail to follow prevailing practices and local laws regarding wages and hours
   - contribute to local environmental degradations; and
2) that the Company will verify its suppliers' compliance through certification, regular inspections and other monitoring processes.

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and humane treatment. The United Nations reports that the use of child labor continues to be a serious international problem, one which is increasing in Africa and Asia. Human rights groups estimate that over 200 million people work under forced or prison labor conditions world wide. Revelations over the last several months concerning the use of workers held in slave-like conditions in California apparel factories underscore the need for strong oversight of domestic suppliers as well.

Recently The Gap has been confronted with sourcing problems of its own. The New York Times and other major periodicals have published reports of human rights violations, poverty level wages and management law-breaking at a contractor of The Gap's in El Salvador. We believe the pervasive problems delineated by the news media speak to the real need for a more effective approach to sourcing policy and enforcement at The Gap. In addition, we feel the negative publicity surrounding this situation is damaging the reputation of our Company.

The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing legislation that would make it a criminal offense to import goods made by child labor. The Department of Labor has taken on major initiatives to enforce wage and hour laws among domestic contractors and to promote more vigorous sourcing practices by retailers.

We believe it is important that The Gap, which relies on foreign and domestic manufacturing contractors, not only voice support for minimum supplier standards, but also maintain a system of verification and enforcement that ensures the Company will only do business with contractors who comply with these standards. These standards must be strong enough to protect the Company from legal and other problems caused by wrongful supplier conduct. Our Company's image and the activities which contribute to that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

<u>McDonnell Douglas Corp</u>. (March 10, 1989)

;
;E COMMISSION
20549

DIVISION OF
CORPORATION FINANCE

MAR 10 1989

John T. Sant
Secretary
McDonnell Douglas Corporation
P.O. Box 516
St. Louis, MO 63166-0516

Re: McDonnell Douglas Corporation (the "Company")

Dear Mr. Sant:

By letter dated February 8, 1989, I advised you that the staff would not recommend enforcement action to the Commission if the Company omitted the proposal submitted by Robert E. Sacks from its proxy materials on the basis of rule 14a-8(a)(1). By letter dated February 27, 1989 you state that you records indicate that Mr. Sacks, in fact, owns a sufficient amount of securities. Nevertheless, you contend that the proposal may be omitted based on one of several exclusions under rule 14a-8.

After reviewing the information provided in your February 22 letter, the staff believes that there is some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(3). In arriving at its position, the staff has particularly noted that the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were approved. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In considering our enforcement position, we have not found it necessary to reach the alternative bases for omission upon which you rely.

Sincerely,

John C. Brousseau
Attorney Adviser

Robert E. Sacks
4861 Broadway 5-V
New York, N.Y. 10034

000043

MCDONNELL DOUGLAS

LAW DEPARTMENT

February 22, 1989
Ref: SEC-H008-949

Via Federal Express

John C. Brousseau
Attorney Adviser
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: McDonnell Douglas Corporation
Shareholder Correspondence (Sacks)

Dear Mr. Brousseau:

Pursuant to our telephone conversation on February 14, 1989, this letter is to clarify what we believe is a misunderstanding regarding McDonnell Douglas Corporation's (the "Company" or "MDC") position concerning a document received from Mr. Robert E. Sacks (the "Sacks Document") and to request a supplement to the Commission's February 8, 1989 letter to the Company. For your convenience, copies of all the relevant documents are attached.

As you will recall, by letter dated December 23, 1988, MDC notified the Commission and Mr. Sacks of its intention not to include the Sacks Document in the Company's proxy materials for the 1989 Annual Meeting of Shareholders (the "Annual Meeting"). On February 14, 1989, MDC received a letter, dated February 8, 1989, from the SEC stating that no enforcement action will be recommended if the Sacks Document is omitted from MDC's 1989 Proxy Statement (the "No-Action Letter"). The No-Action Letter states that "[y]ou [MDC] indicate that at the time the proponent submitted his proposal he did not own, for one year, one percent or $1,000 in market value of securities entitled to be voted at the meeting" and that "[y]ou [MDC] express the view that the proposal is excludable from the Company's proxy materials under rule 14a-8(a)(1)."

The Company's position, as stated in the December 23 letter, is that: (i) the Sacks Document is not a "notice of an intention to present a matter for action" at the Annual Meeting within the meaning of Rule 14a-8(a); and (ii) even if the Sacks document is deemed to be such a notification, the matter need not be included because (a) Mr. Sacks failed to comply with

Rule 14a-8(a)(2), and (b) the matter is excludable on other grounds, including Rule 14a-8(c)(3). Mr. Sacks does own 22 shares of MDC stock and, therefore, MDC did not assert in its December 23 letter, and is not now asserting, any right to exclude the Sacks Document under Rule 14a-8(a)(1). After receiving the No-Action Letter, I have confirmed that MDC's shareholder records indicate that Mr. Sacks does in fact own shares with a market value of at least $1,000 and that he has owned such shares for at least one year.

Rule 14a-8(a) Requirement

Attached as Exhibit A to MDC's December 23 letter is a copy of the Sacks Document, which is the only document that the Company has received from Mr. Sacks. There is no indication in the Sacks Document that Mr. Sacks intends to present a proposal at the Annual Meeting. In MDC's view, the Sacks Document could more properly be viewed as a request to management to consider the actions described therein. The Company sent Mr. Sacks a letter, dated September 30, 1988, attached as Exhibit B to the December 23 letter, explaining that any charter amendment would require shareholder approval and that if he were interested in submitting a proposal to the shareholders at the Annual Meeting, he must submit such a proposal to MDC no later than November 21, 1988. The letter also explained the requirements of Rule 14a-8(a)(1) and 14a-8(a)(2) in some detail. Although he had almost two months in which to advise the Company of an intention to present a matter for action at the Annual Meeting, Mr. Sacks did not respond to the Company's letter of September 30. Rule 14a-8(a) only requires a registrant to present a proposal in its Proxy Statement "[i]f a security holder of a registrant notifies a registrant of his intention to present a proposal for action at a forthcoming meeting of the registrant's security holders. . .." (emphasis added) Because Mr. Sacks has never indicated an intention to present a proposal at the Annual Meeting, it is my opinion that MDC need not include the Sacks Document in its Proxy Statement.

Rule 14a-8(a)(2) Requirements

The introductory paragraph of Rule 14a-8(a) clearly states that even if a registrant receives a notice of intent to present a proposal at the next shareholder meeting, "the registrant shall not be required to include the proposal in its Proxy Statement or form of proxy unless the security holder. . . has complied with the requirements of this paragraph and paragraphs (b) and (c) hereof." (emphasis added) The Company's position is that even if Mr. Sacks had indicated an intention to present a proposal at the Annual Meeting, he failed to meet the requirements of Rule 14a-8(a)(2). As noted above, Mr. Sacks had almost two months after the Company's September 30 letter was sent to him in which to comply with Rule 14a-8(a)(2), the requirements of which were clearly spelled out for him in the Company's letter, but still he failed to do so. Accordingly, it is my opinion that the Sacks Document need not be included in MDC's Proxy Statement on be grounds that Mr. Sacks failed to comply with the requirements of Rule 14a-8(a)(2).

Rule 14a-8(c) Exceptions

Even if the Sacks Document is deemed to be a notice of intent to present a proposal for shareholder action at the Annual Meeting and if Mr. Sacks had complied with Rule 14a-8(a)(2), the Sacks Document still would be excludable from MDC's Proxy Statement under several provisions of Rule 14a-8(c).

Rule 14a-8(c)(1)

To the extent the second item of the Sacks Document relates to the determination of executive compensation or the declaration of dividends, the Sacks Document may be excluded from the Proxy Statement under Rule 14a-8(c)(1), which allows omission of a proposal from proxy materials "if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

With respect to the determination of the compensation of directors and officers, section 2-401(a) of the Maryland General Corporation Law, under which MDC is organized, provides that "[t]he business and affairs of a corporation shall be managed under the direction of a board of directors". MDC's Bylaws specifically provide that the Board or its Management Compensation and Succession Committee shall fix the compensation of corporate officers. Neither Maryland law nor MDC's Charter or Bylaws grants or reserves to the shareholders any power to determine the level of compensation to be paid to MDC management. Therefore, this power is vested and resides solely with the Board. Based on the foregoing, it is my opinion that, to the extent the Sacks Document relates to the payment of executive compensation, it addresses a subject not proper for action by shareholders under Maryland law and therefore may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(1).

The general rule for the payment of dividends, according to section 2-309 of the Maryland General Corporation Law, is that "[i]f authorized by its board of directors, a corporation may make distributions to its stockholders . . . ." The second item of the Sacks Document refers to an "interest" of shareholders in the earnings of the Company. To the extent this refers to cash dividends, authority over the matter rests solely with MDC's

Board of Directors. Neither Maryland law nor MDC's Charter provides that MDC's shareholders may, by passage of a shareholder proposal, determine any matter with respect to the declaration of cash dividends. Thus, it is my opinion that, to the extent the Sacks Document relates to the declaration of cash dividends, it addresses a matter that is not a proper subject of action by shareholders under Maryland law and may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(1).

It is also my opinion that the Sacks Document may be omitted pursuant to Rule 14a-8(c)(1) on the grounds that it contemplates amendment of MDC's Charter solely through shareholder action. Section 2-604(b) of the Maryland General Corporation Law provides that the Board of Directors of a corporation must adopt a resolution proposing and recommending an amendment to its Charter before shareholders vote on the matter. To the extent the Sacks Document contemplates amendments to MDC's Charter solely through shareholder action, it is inconsistent with this provision of Maryland law.

The SEC staff has concurred in the exclusion of such mandatory proposals. For example, in Mobil Corp. (March 6, 1981), the staff stated "it should be pointed out that the history of the Commission's shareholder proposal rule (now designated as Rule 14a-8) suggests that paragraph (c)(1) of that rule was intended to allow the omission of proposals which are preemptory as to matters which, under the applicable state law may be initiated only by the Board of Directors, or which are committed to their discretion or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action. See Securities Act Release Nos. 3638 (1945) and 4979 (1954)." The Sacks Document falls squarely within the ambit of this language, for the issues of amending MDC's Charter, setting executive compensation and declaring a cash dividend are all matters committed to the Board's discretion by Maryland law.

Rule 14a-8(c)(3) Exception

I am of the opinion that the Sacks Document may be omitted from MDC's proxy materials pursuant to paragraph (c)(3) of Rule 14a-8. This paragraph allows omission of a proposal if the proposal or supporting statement is contrary to any other of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The SEC's staff has consistently recognized that a proposal is misleading if "it is so false and inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal was implemented." Fidelcor, Inc. (January 26, 1982) (proposal requesting the corporation to create a "grass roots task force" to ensure implementation of affirmative action program); See also, Hershey Foods Corporation (December 27, 1988) (proposal regarding sexually suggestive advertising); Ford Motor Company (February 26, 1980) (proposal that employees not be allowed to violate federal job discrimination statutes); and Coca-Cola Company (February 18, 1978) (request that Board of Directors take freedom of speech into account in awarding educational grants).

The Sacks Document as submitted to MDC is extremely vague and provides little or no guidance to the Company or its shareholders concerning either the nature of the actions requested or how they should be implemented. For example, it is unclear whether the first item of the Sacks Document is intended only to restate existing legal principles under Maryland law with respect to fiduciary duty or is intended to establish a different standard of conduct (to the extent the Sacks Document merely restates existing law, it may be omitted under Rule 14a-8(c)(10)). The meaning of this part of the Sacks Document is so unclear that persons who would be governed by the proposed standard could not reasonably be expected to understand and conform their conduct to it. Similarly, it is not clear whether the "management contract" referred to in the second item of the Sacks Document means a transaction with an officer, director or other related person (which would be a logical extension of the language in the Document's preceding paragraph) or, as used in more common parlance, a contract with a third party relating to management of some part of the Company's business.

It is also unclear whether Mr. Sacks intends that all the amendments must be made to both the Company's Charter and Bylaws or whether he intends that each individual amendment be made to the Charter and/or Bylaws if the requisite vote is obtained. The issue is critical, because a higher approval level is required for an amendment to the Charter than for an amendment to the Bylaws. Approval of a majority of the shares entitled to vote at a meeting is required to amend any provision of MDC's charter other than Articles Fifth (dealing with the number of directors) and Ninth (dealing with business combinations), for which approval of 80% of all shares entitled to vote at the meeting is required. An amendment to MDC's Bylaws only requires approval of a majority of the shares constituting a quorum and voted at the meeting. If Mr. Sacks intends that each proposed change be made to the Bylaws and/or the Charter if the requisite vote is obtained, and if sufficient votes are cast in favor of the proposal to approve an amendment of the Bylaws but not to amend Article Ninth of the charter (which amendment would require 80% of all shares entitled to vote and which deals with the same topic as the third item of the Sacks Document), a conflict would exist between Article Ninth of the Charter and the Bylaws. However, sections 2-110(a) and 2-103(15) of the Maryland General Corporation Law provide that a corporation's Bylaws may not contain any provision which is inconsistent with its Charter. To avoid the possibility of such a result, it is MDC's opinion that it would have to be assumed that Mr. Sacks intends that all of the proposed changes must be made to both the Charter and By-laws and, accordingly, adoption of the proposal would require approval of at least eighty percent of the shares entitled to vote at the Annual Meeting.

Other uncertainties appear in the final item of the Sacks Document, such as whether the item would, if adopted, apply only to a sale of all or substantially all of the Company's business or assets or if it would restrict the sale of any part of the Company's business, regardless of its significance to the Company, to an officer, director or related person. In addition, it is unclear whether the 95% approval requirement set forth means approval of 95% of (i) the shares constituting a quorum and voted on the issue, (ii) all shares entitled to vote, or (iii) the shareholders (either those present and voting at the meeting or those entitled to vote on the issue).

For all the foregoing reasons, the proposal is "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal was implemented" and may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(3). Fidelcor, Inc., supra.

Rule 14a-8(c)(7) Exception

It is my opinion that the Sacks Document may be omitted from MDC's Proxy Statement under Rule 14a-8(c)(7), which allows the omission of a shareholder proposal which deals with a matter relating to the conduct of ordinary business operations. The second item of the Sacks Document appears to make certain aspects of management compensation contingent upon or tied to the payment of cash dividends. By attempting to limit management compensation, the proposal intrudes into one of the most fundamental aspects of the ordinary business operations of MDC. As noted above, management compensation is a matter to be determined by the Board of MDC.

In numerous no-action letters, the Commission's staff has consistently taken the position that it would not recommend enforcement action if a registrant omitted a shareholder proposal seeking to impose limits on management compensation.

For instance, in Middle South Utilities, Inc. (April 1, 1987) and in American Hoist and Derrick Company (January 4, 1989), wherein similar proposals were submitted by shareholders proposing to tie executive compensation and dividends, the staff took no-action positions. The Commission's staff issued a similar no-action response in Pacific Gas & Electric Company, available February 5, 1985. The staff has taken identical no-action positions on other occasions pursuant to Rule 14a-8(c)(7) with respect to the omission of shareholder proposals which seek to limit or determine the compensation to be paid to directors and officers. See, e.g., W. R. Grace & Co. (February 8, 1984); Gulf Oil Corporation (February 4, 1983); and Detroit Edison Company (February 10, 1981). The Sacks Document raises the same issues addressed in these no-action letters and similarly should be subject to omission.

Based upon the foregoing, on behalf of the Company, we hereby request confirmation, by a supplement to the February 8, 1989 letter, that the Commission's staff will not recommend any enforcement action if the Sacks Document is omitted from the Company's proxy materials for its 1989 Annual Meeting of Shareholders. In addition, we request the staff to confirm that the 80 calendar day period referred to in Rule 14a-8(d) commenced with the filing of MDC's letter of December 23 and that the filing of this letter will not effect the running of such period. We would appreciate receiving a response as soon as possible, since we anticipate printing the Company's Proxy Statement on or about March 11, 1989 and filing of the definitive Proxy Statement on or about March 20, 1989. If it is anticipated that the staff will be unable to issue a favorable supplement to the No-Action Letter, we request the opportunity for a conference to discuss the matter prior to the issuance of your response.

If you have any questions with respect to this matter, please telephone me at (314) 232-5190 or, in my absence, Rick L. Matejka at (314) 233-2195.

Very truly yours,

MCDONNELL DOUGLAS CORPORATION

By: Mary Paola Kullman
Mary Paola Kullman
Corporate Attorney-Finance

cc: Robert E. Sacks VIA CERTIFIED and ORDINARY MAIL
William E. Morley, Chief Counsel VIA FEDERAL EXPRESS
United States Securities & Exchange Commission

9122L

<u>Nordstrom Inc</u>. (February 8, 1995)

NORDSTROM

January 5, 1995

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc. – Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, Nordstrom, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "1995 Proxy Materials") for its 1995 Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;
(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);
(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its 1995 Proxy Materials; and
(4) The Nordstrom Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its 1995 Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its 1995 Proxy Materials.

By copy of this letter and all enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its 1995 Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the 1995 Proxy Materials in order for the Company to prepare and to mail its 1995 Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

Very truly yours,

NORDSTROM, INC.

Raymond A. Johnson
Co-President

RAJ:bjs
Enclosure
cc: D. Wayne Gittinger

DEC 9 '94 15:29 FROM NORDSTROM ID:

000032
PAGE.003

DEC 07'94 19:29 No.011 P.02

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION

ACTWU

AFL-CIO, CLC

JACK SHEINKMAN
President

ARTHUR LOEVY
Secretary-Treasurer

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-5402

Via Facsimile and Registered Mail

December 7, 1994

Karen E. Purpur, Corporate Secretary
Nordstrom, Inc.
1321 Second Avenue, 5th Floor
Seattle, WA 98101
Fax: (206) 233-6339

Dear Ms. Purpur:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of Nordstrom, Inc. common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

enclosures

REVISED PROPOSAL

RESOLVED: That the shareholders of Nordstrom, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:

1) the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain safe and healthy work environment
   - fail to follow prevailing practice and local laws regarding wages and hours
   - contribute to local environmental degradation; and
2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

LANE
POWELL
SPEARS
LUBERSKY

000034

January 5, 1995

Law Offices

1420 Fifth Ave.
Suite 4100
Seattle, WA
98101-2338

(206) 223-7000

Telex: 32-8808
Facsimile:
(206) 223-7107

A Partnership
Including
Professional
Corporations

Nordstrom, Inc.
1501 Fifth Avenue
Seattle, WA 98101-1603

Re: Nordstrom, Inc. -- Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:

You have asked us to review the letter dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's 1995 proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters of material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The Nordstrom Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy. . . . [i]f the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." See SEC Release No. 34-20091 (August 16, 1983).

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct

Anchorage, AK
Los Angeles, CA
Mount Vernon, WA
Olympia, WA
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London, England

requested by the Proponent is nearly identical to The Nordstrom Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. See the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Proponent also requested that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). See the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. See, e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,

LANE POWELL SPEARS LUBERSKY

Lane Powell Spears Lubersky

MAR:sjg
cc: Raymond A. Johnson
LPSSA1 K:\C01\MAR\...MAR.LTR

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC
Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-5492

JACK SHEINKMAN
President
ARTHUR LOEVY
Secretary-Treasurer

000037

Via Hand Delivery

February 2, 1995

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc.: Shareholder Proposal Submitted by the Amalgamated Clothing and Textile Workers Union

Proponent's Reply to Nordstrom, Inc.'s Statement of Intent to Omit Proposal and Request for "No Action" Letter

Dear Sir/Madam:

On behalf of the Amalgamated Clothing and Textile Workers Union, we hereby file this letter in response to Nordstrom, Inc.'s request for a "No Action" letter. Pursuant to Rule 14a-8(d), enclosed are five additional copies of this letter and attachments.

On January 5, 1995, Nordstrom, Inc. (the "Company") notified the Securities and Exchange Commission (the "Commission") of its intention to omit the shareholder proposal (the "Proposal") submitted to the Company by the Amalgamated Clothing and Textile Workers Union (the "Proponent") under Rule 14a-8(c)(10), which states that an issuer may omit a proposal if the issuer has already substantially implemented the proposal, and requested that the Commission issue a "No Action" letter of support of that intention. The Proposal requests that the Company: 1) establish a set of standards for its suppliers which meets certain minimum criteria; and 2) prepare a report to shareholders describing and reporting on its policies as well as its current and future compliance efforts with respect to those policies.

It is our position that the Company has failed to show it has made any serious attempt to implement the reporting aspect of the Proposal, which goes to the substance of the request that shareholders be provided with information to allow them to assess the Company's position and actions in this policy area. In fact the Company's conduct in this matter is evidence of the Company's reluctance to implement the request. The previous Commission decisions cited by the Company only further illuminate the gap between the standard of "substantial implementation" and the Company's actions to date. For these reasons, as set forth in greater detail below, we believe the Company's request for "No Action" should be denied.

Proponent is Prepared to Revise the Proposal

The Proponent recognizes that the Company apparently previously took steps to implement the first aspect of the Proposal, namely adopting a set of standards for its suppliers which meet certain minimum requirements. The Proponent agrees with the Company that the policy statement provided by the Company to the Proponent in response to the submission of the Proposal contains a number of the elements detailed in the first aspect of the request. In order to distinguish for shareholders and the Commission the actions taken by the Company to date from the actions requested which remain to be taken, the Proponent is willing to revise the Proposal to omit the aspect of the request asking the Company to adopt a policy of this type. Attached is a revised proposal for consideration by the Commission and the Company which omits the portion of the Proposal requesting the Company to adopt the policy in question. If the Company's inclusion of the revised Proposal, rather than the Proposal, would avoid confusion over the first aspect of the request, the Proponent is amenable to use of the modified Proposal.

Rule 14a-8(c)(10)

The Company's conduct in this matter -- namely its resistance even prior to receipt of the Proposal to providing information about the existence and substance of any corporate policy on supplier standards -- relates directly to the request that the Proponent seeks to put before shareholders and to the failure by the Company to implement that request. Over one month before the Company's submission deadline for shareholder proposals, in a letter dated October 20, 1994, the Proponent asked the Company for information about any corporate standards it had in place regarding its suppliers and the Company's success in implementing and enforcing any such standards. The letter further informed the Company that the Proponent was considering filing shareholder proposals at certain companies on the issue of supplier standards. (A copy of this letter is attached as Exhibit 1.)

The Company did not respond to this communication before the proposal submission deadline, December 7, 1994, on which date the Proposal was then submitted to the Company. Three weeks later, on December 30, 1994, the Company responded by providing the Proponent with three and a half pages of information along with a cover letter indicating it would seek to omit the Proposal in six calendar days if it was not withdrawn. The information provided by the Company consisted of a one-page policy statement, a double-spaced press release announcing the adoption of the policy, and a cover letter addressed to the Company's vendors. (A copy of this communication from the Company is attached as Exhibit 2.)

The Company's outside counsel spoke with a member of our staff on January 6, 1995, and indicated that although the Company had filed its "No Action" request with the Commission the previous day for scheduling reasons, the Company was interested in whether the Proponent was satisfied with the information provided. Upon invitation, the Proponent detailed in a letter transmitted via facsimile the same day the type of additional information sought. (A copy of this letter is attached as Exhibit 3.) On January 9, 1995, the Company responded through its outside counsel by providing the Proponent with additional copies of the Company's request for "No Action" and the minimal information previously supplied by the Company. Its cover letter does not acknowledge the request made for additional information. (A copy of this communication is attached as Exhibit 4.) It appears to us that although the Company is highly interested in the Proponent withdrawing the Proposal, it has no interest in implementing the Proponent's request.

The Company has also failed to meet its burden of showing that the Proposal is moot under Rule 14a-8(c)(10). The three Commission letters cited by the Company in support of its position in fact draw out these shortcomings and instead make clear that the Company has not met the standards of "substantially implemented" demonstrated in these other cases.

The Company attempts to compare its position favorably with the position of Texaco by citing the Commission letter, Texaco Inc. (available March 28, 1991). (Proposal requesting that the company adopt a detailed set of environmental standards commonly known as the "Valdez Principles.") In the case cited, the company clearly went beyond satisfying the shareholder proposal in question. In support of its position that it had already substantially implemented a comprehensive environmental policy that in fact went beyond the principles it was being asked to institute, the company supplied over one hundred pages from internal and external sources documenting its extensive environmental policies and practices. In rendering its opinion that the company's existing policy compared favorably with the proposal in question, the Commission was able to note that extensive "policies, practices and procedures with respect to the environment administered by the Company address the operational and managerial programs as well as make provisions for periodic assessment and review as outlined by the guidelines of the proposal." We believe the scant information provided by the Company in support of its position that it has substantially implemented a set of sourcing standards make it difficult if not impossible to draw a similar conclusion in this case.

The volume of information provided aside, however, the other distinguishing factor here is that in the case of Texaco, the shareholder proposal involved only adopting a set of standards, while this

Proposal also requests a report to shareholders. There is no basis for the Company's claim that the reporting aspect of the Proposal has been satisfied.

The Company asserts that it satisfied the reporting aspects of the Proposal when it released a 362-word press release over a private business wire on May 12, 1994. A search of on-line indices of all major national and regional newspapers, magazines and business journals, from that date to the date of this letter, however, revealed not a single reference to the Company's policy. (A copy of the record of the indices search is attached as Exhibit 5.) Far from having disseminated the type of communication indicated by the Proposal to its shareholders or, alternatively, the public, we believe the Company instead has barely made the fact of the existence of its policy available.

That the Company has failed to implement the reporting aspects of the Proposal is clearly drawn out by the additional two Commission letters cited by the Company, Woolworth Corporation (available April 11, 1991) and McDonald's Corporation (available March 11, 1991). The shareholder proposal in Woolworth's had two parts, similar to the Proposal, namely that the company's board of directors create a committee to examine the issue of mistreatment of animals in stores that sold pets and that the committee prepare a report to shareholders to be available in the following year, 1992. The company clearly met both these requests. In its determination the Commission noted that the company had both previously created an advisory board of the type and with at least the scope requested by the shareholder proposal, and had committed to having its advisory board produce a report to be available to shareholders sometime in 1992. In the situation here, in contrast, the Company has proved reticent to demonstrate to its shareholders that it has even adopted a policy and totally unwilling to implement the second aspect of the Proposal. It is exactly the standard met in Woolworth's -- that the Company commit to the release of a report to be available to shareholders -- that the Company has ignored and by all appearances intends to continue to ignore.

The Company's shortcomings in making information of the type requested available to shareholders is similarly illuminated in the final Commission letter cited by the Company, McDonald's Corporation. The proposal requests that the company provide information to its shareholders and customers on the environmental and health effects of producing and consuming one of its principle products, ground beef. Notwithstanding that the information requested in the proposal was generally publicly available from sources other than the company, the company was able to demonstrate, as noted by the Commission in its letter, that it had made a "wide variety" of information available on a "regular basis" to customers and shareholders, in its stores and in various shareholder communications. The information shared with these groups included the existence of entire company departments called "Nutrition" and "Environment" which the company said dealt with company matters in these areas, including providing information to shareholders and customers. The Commission further noted that the company intended to "publicize the continued availability of this information in an upcoming shareholder communication" in expressing its view that the company had substantially implemented the proponent's request for information. The insubstantial three pages of information provided by the

Company not upon request, but upon the filing of the Proposal, hardly meets the standard established for providing information in the case of McDonald's. The resistance by the Company to providing the information requested in the Proposal and the Company's attempts to compare its minimal communication to the public about its policies to the extensive and substantial information provided by companies in the other cases cited can only make clear the Company's failure to address the Proposal.

The insubstantial proof of the existence of a corporate policy at the Company is far from the goal of the Proposal of having the Company communicate in a substantial way with shareholders about the nature, operation and success of corporate sourcing standards at our Company. Based on the foregoing, we believe that the Company has failed to show it has rendered the Proposal moot under 14a-8(c)(10). We respectfully request that the Commission deny the Company's request for "No Action."

A copy of this letter and attachments has also been provided to the Company. If the Commission has questions or requires further information, please contact me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

Enclosure
cc: Raymond A. Johnson, Co-President, Nordstrom, Inc.

February 8, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nordstrom, Inc. (the "Company")
Incoming letter dated January 5, 1995

The proposal requests that the Board of Directors commit to a code of conduct to ensure its overseas suppliers meet basic standards of conduct, and prepare a report which describes current policies and discusses the Company's current and future compliance efforts and plans.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-9(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

Sears, Roebuck & Co. (December 18, 2003)

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

Re: Sears, Roebuck and Company
Shareholder Proposal of AFSCME

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sears, Roebuck and Co., a New York corporation ("Sears"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for Sears' 2004 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees ("AFSCME") to Sears by facsimile and letter on November 20, 2003 (the "Proposal"). A copy of the Proposal is attached hereto as Attachment A.

With respect to the Proposal, on behalf of Sears we request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if Sears omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules l4a-8(i)(1), (3), (6) and (10), and Sears intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to AFSCME, we are notifying it of our intentions. To the extent Sears' reasons for excluding the Proposal relate to matters of New York state law, this letter constitutes the supporting opinion of counsel under New York law required by Rule 14a-8(j)(2)(iii).

A. The Proposal

The Proposal seeks to amend Sears By-Laws to require the board of directors of Sears to constitute a committee of certain shareholders ("Majority Vote Shareholder Committee") if the board of directors does not take action requested in a shareholder proposal that receives a majority of the votes cast and to require the independent directors to meet with the committee at least two times prior to the annual meeting following the committee's formation.

We are aware that, in Kroger Co. (April 11, 2003), the Staff did not permit a similar proposal made to an Ohio corporation to be excluded under Rules 14a-8(e)(1) and (7). We believe Sears' situation is distinguishable based on (i) the applicability to it of principles of New York law and the different arguments that are discussed in our opinion in Section B below that were not made in the Kroger Co. letter, (ii) our arguments in Section C relating to the lack of power and authority for a New York corporation to constitute a shareholder committee, which were not made in the Kroger Co. letter and (iii) our arguments in Section D that the Proposal is substantially implemented, which were not made in the Kroger Co. letter.

B. The Proposal is properly excludable under Rule 14a-8(i) because it is not a proper subject for action by shareholders under New York law.

We have acted as special counsel to Sears on matters of New York law. For the reasons set forth below, it is our opinion that the Proposal is not a proper subject for action by shareholder under the New York Business Corporation Law ("NYBCL").

The Proposal is not a proper subject for action by shareholders under New York law because it conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties, which protect all of the shareholders as to the directors' exercise of their management obligation and responsibility. In New York, this principle is codified in Section 701 of the NYBCL, which states that, with two narrow exceptions that are not applicable to this situation,[1] "the business of a corporation shall be managed under the direction of its board of directors ..." This has long been recognized by courts interpreting New York law. See Vogel v. Lewis, 268 N.Y.S.2d 237, 240 (N.Y. App. Div. 1966), aff'd 224 N.E.2d 738 (N.Y. 1967) ("Section 701 of the Business Corporation Law ... provides that the business of a corporation shall be managed by its board of directors .... Management means control, superintendence or guidance."); see also Auerbach v. Bennett, 393 N.E. 2d 994, 1000 (N.Y.

[1] These exceptions relate to the power of shareholders to elect officers and the granting to shareholders of powers otherwise reserved to the board of directors for corporations that are not listed on an exchange or quoted on an over-the-counter market.

1979); Stoner v. Walsh, 772 F. Supp. 790, 796 (S.D.N.Y. 1991) (noting the "normal status" of directors as "conductors of the corporation's affairs") (internal quotations omitted).

A board of director's decision on whether, when and how often directors will meet with shareholders (and the topic of any such meeting) is incidental to its management of the business and affairs of the corporation. The Proposal, if adopted, would permit a subset of shareholders to usurp this important board function and require the independent members of the board of directors to meet with a subset of shareholders whether or not the board of directors, in the exercise of its fiduciary duty, believes that such meetings are in the best interest of the corporation and its shareholders. While the NYBCL provides that shareholders of a corporation are entitled to act on certain matters, *e.g.*, electing directors and approving extraordinary corporate matters such as mergers, there is nothing in the NYBCL that permits shareholders to call board of director meetings or to mandate whether and how often the board of directors is to meet with third parties, including shareholders. The absurdity of permitting one group of persons — in this, a subset of shareholders — to dictate the number of meetings that should be attended by another group of persons — in this case, the independent directors (who attended eight board meetings, in addition to committee meetings, in 2002) — should be obvious but can be seen even more clearly by asking whether shareholders could, through a slightly reworded proposal, compel the independent directors to attend four meetings or eight meetings or fifteen meetings with shareholders in a period of less than one year.[2] The directors themselves have a duty to act in accordance with law in good faith on behalf of the corporation and its shareholders in deciding whether and how often to meet with shareholders, and neither the shareholders, nor the Staff, nor the courts are in a position to substitute their judgment for the judgment of the directors in so doing. See Smith v. Baillie, 44 N.Y.S.2d 217, 220 (1942) ("The management of corporation has been entrusted to their directors and officers and the judgment exercised by them is not reviewable by the courts, even if they do not agree with the soundness thereof, in the absence of circumstances establishing bad faith or breach of trust on the part of directors").

In addition to the foregoing, the Proposal is also an improper subject for shareholder action under New York law because it would involve the expenditure of corporate funds without a decision of the board of directors exercising its fiduciary duties. Because directors, unlike shareholders, are charged with fiduciary responsibility for the management of the corporation's business, they are also responsible for decisions about the use of corporate property. In fulfilling its duties to direct the director election process, for example, the board of directors is entitled to use corporate funds, except to pursue a personal struggle for power, because such funds are being used for a corporate purpose in the exercise of the board's fiduciary duties. See Rosenfeld v. Fairchild Engine & Airplane Corp., 309 N.Y. 168, 172-73 (N.Y. 1955) (noting that "corporate directors have the right to make reasonable and proper expenditures, subject to the scrutiny of the courts when duly challenged, from the corporate treasury for the purpose of persuading the stockholders of the correctness of their position and soliciting their support for policies which the directors believe, in all good faith, are in the best interests of the corporation" and also that expenditure in the absence of a contested proxy is also important

[2] The Proposal contemplates that Sears would have 180 days to implement the majority-supported proposal, therefore leaving a much-reduced period of time to schedule and conclude at least two meetings between the independent directors and the shareholder committee prior to the annual shareholders meeting following the formation of the committee.

because, "[i]f directors of a corporation may not in good faith incur reasonable and proper expenses in soliciting proxies in these days of giant corporations with vast numbers of stockholders, the corporate business might be seriously interfered with because of stockholder indifference and the difficulty of procuring a quorum where there is no contest"); See also Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 797, 803-04 (S.D.N.Y. 1967). Conversely, courts have held that an insurgent who wages a proxy fight against a corporation is not entitled to a reimbursement unless such insurgent is successful and both the corporation and shareholders approve such reimbursement. See Grodetsky v. McCrory Corporation, 267 N.Y.S.2d 356, 359 (N.Y. 1966) ("It will be noted that the rule is confined to the actual, reasonable and bona fide expenses of successful contestants, reimbursement of which has been made by the corporation after approval by a majority of the stockholders."), aff'd, 276 N.Y.S.2d 841 (N.Y. App. Div. 1966), appeal denied, 226 N.E.2d 708 (N.Y. 1967); Steinberg v. Adams, 90 F. Supp. 604, 608 (S.D.N.Y. 1950) (federal court in New York applying Delaware law and noting that "it seems permissible to me that those who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, *at least where there is approval by both the board of directors and a majority of the stockholders*") (emphasis added). See also Rosenfeld, 309 N.Y. at 176 ("[S]ince expenditures which do not meet [the] test of propriety are intrinsically unlawful, it could not be an answer ... that the stockholder vote which purported to authorize them was heavy or that the change in management turned out to be beneficial to the corporation") (concurring opinion). Moreover, unsuccessful insurgents are not entitled to reimbursement of their expenses. See Phillips v. United Corp., No. 40-497, 1948 U.S. Dist. LEXIS, 1770, at *17 (S.D.N.Y. May 26, 1948), appeal dismissed, 171 F.2d 180 (2d Cir. 1948).

Thus, the case law on the fiduciary obligations of boards of directors to manage the business of the corporation, together with the law on the use of corporate property in election contests, recognizes that only those who manage the business of the corporation, through the exercise of fiduciary responsibility, are entitled to use corporate property in so doing. Conversely, those who do not have any similar fiduciary responsibility, such as shareholders, are not entitled to direct the use of corporate funds unless a fiduciary determination is made by the board of directors. The Proposal would violate this principle because it would require the expenditure of corporate funds without the decision of a fiduciary in that it would require a minimum of two meetings between the independent directors and the Majority Vote Shareholder Committee without a determination by the board of directors, or a committee thereof, that such meetings should take place. The fact that the Proposal is in the form of a by-law which may be adopted by shareholders does not detract from that general principle.

While the Proposal does not request a budget for the Majority Vote Shareholder Committee, it would nonetheless require expenditure of funds in order to be implemented. The Proposal, for example, requires that the independent directors meet with the Majority Vote Shareholder Committee at least twice in a period of less than one year, thus incurring travel and related expenses for Sears. In addition, as specified in Section E below, the Proposal does not specifically state that committee members will be responsible for their own expenses and does not provide indemnification to Sears for any potential liability in connection with the formation or operation of the committee. Moreover, as also specified in Section E below, the Proposal is ambiguous on whether a Majority Vote Shareholder Committee could be abolished if the independent directors did in fact meet with the committee two times prior to the annual shareholders meeting following the committee's creation, as requested by the Proposal. If the

Proposal is interpreted to not permit such abolition, then it would require the board of directors and future boards of directors to maintain this committee – and incur any potential liability and residual expenses associated therewith – for an indefinite term and would remove the board of directors' ability to revoke the scheme on the basis of experience or changed circumstances. In that case, since the Proposal would permit the abolition of the Majority Vote Shareholder Committee only if Sears adopts the proposal that is the subject matter of discussions or if the proponent of the proposal notifies Sears that it does not object to the abolition, the board of directors could not exercise any safeguards over the expenditure of funds for an indefinite period of time. Ironically, this would be the case even if a substantial majority of shareholders became opposed to the proposal (for any reason, including mootness), so long as the original proponent does not, or cannot, provide the required notice.

The SEC has also recognized this principle in a line of no-action letters beginning with the Pennzoil Company in 1993, which attempted to exclude a proposal seeking to amend the by-laws of the Pennzoil Company to establish a committee of shareholder representatives to review board activities and advise the board of its views. In a no-action letter to the Pennzoil Company, the Staff permitted exclusion of the proposal on the basis that the proposal was not a proper subject for shareholder action under Delaware law, in that "a by-law provision authorizing the expenditure of corporate funds, effected by shareholder without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law." See Pennzoil (February 24, 1993); see also Community Bancshares, Inc. (March 15, 1999). As in those letters, the Proponent is seeking a by-law amendment that would require the expenditure of corporate funds without any decision by the board of directors. Although in both Pennzoil and Community Bancshares the proposals requested a budget for the shareholder committees that involved substantial sums, we do not believe that the principle of state law set forth above, which holds that corporate funds should not be spent without the decision of a fiduciary, should be weakened by an argument over the size of the expenditure. Whether the required expenditure of corporate funds is measured in the hundreds, thousands or millions of dollars, the state law remains the same.

C. The Proposal is properly excludable under Rules 14a-8(i)(6) because Sears Lacks Power/Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Under New York law, the board of directors does not have the power and authority to constitute a Majority Vote Shareholder Committee composed of shareholders.

Under Section 712 of the NYBCL, a board of directors may constitute one or more committees if the certificate of incorporation or the by-laws so provide and when authorized by a majority of the entire board of directors. However, while committees of the board are permitted under the NYBCL, committees with non-directors are not mentioned at all in the statute, and there is therefore no statutory basis under the NYBCL for a board of directors of a corporation to create a committee of shareholders. Case law dealing with committees of the board also implies that the NYBCL does not contemplate non-director committees. In a New York Supreme Court case from 1988 dealing with a board committee, the court held that the board of directors cannot create a committee that operates outside the observation and supervision of certain individual directors and thus of the board of directors as a whole. See Baker v. Henry Glass & Co., 531 N.Y.S.2d 746 (S. Ct. 1988). By contrast, the New York Not-For-Profit Corporation Law ("NYNFPCL") specifically provides for "committees of the corporation" that are not standing or special committees of the board of directors. See Section 712(e) of the NYNFPCL. The NYNFPCL also states that "committees of the corporation" may be elected or appointed in the same manner as officers of the corporation and that the provisions of NYNFPCL applicable to officers shall apply to members of such committees. See Section 712(e) of the NYNFPCL. The NYBCL does not have a parallel provision.

D. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (February 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (March 8, 1996). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-30091 (August 16, 1983). It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

As discussed below, Sears already maintains several avenues of communication between the board of directors and Sears shareholders, demonstrating that Sears has implemented the objectives of the Proposal even though it has not effected it fully in the manner requested (see Section C. for why we believe that effecting the Proposal in the exact manner requested would be a violation of New York law).

Sears' shareholders currently may communicate both directly and indirectly with the independent members of Sears' board of directors in a variety of ways, including via Sears' Investor Relations department and at the annual shareholders meeting. Shareholders also may write independent directors either directly or in care of Sears using the Sears corporate address or electronic mail address, both of which may be obtained from Sears' corporate website.

In addition, on November 4, 2003, the Securities and Exchange Commission approved revised corporate governance rules of the New York Stock Exchange ("NYSE"), which will be codified in Section 303A of the NYSE's Listed Company Manual. Included in these revisions is Section 303A(3) of the NYSE Listed Company Manual, which states the following: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with non-management directors as a group." The Proposal states that "[t]he purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors." Thus, clearly, the substance of the Proposal is covered by the revised NYSE corporate governance rules. And, just as plainly, it is not for the shareholders to determine the manner in which such communication will take place or, at least, for the shareholder to determine that directors will receive the communication in a certain way. That is a decision to be made by the board of directors as limited by state and federal law. NYSE listed companies, such as Sears, must comply with this new NYSE requirement by the earlier of their first annual shareholders meeting after January 15, 2004 or October 31, 2004. Sears is planning to comply with the NYSE listing requirement prior to the 2004 Annual Meeting of Shareholders and would therefore substantially implement the Proposal prior to the time the Proposal would be considered.

E. The Proposal is properly excludable under Rule 14a-8(i)(3) because it is in violation of the proxy rules for containing false or misleading statements.

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (March 10, 1989); see also Wal-Mart Stores, Inc. (April 2, 2001). A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For purposes of Rule 14a-9, proxy material may be considered misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note to Rule 14a-9.

In particular, the Proposal is vague and misleading in the following respects:

1. AFSCME's supporting statement is misleading by stating "Sears' board has not taken any steps toward declassification" and "this makes four separate occasions where

the board has received a majority vote from shareholders but failed to take any action." The Proposal falsely leads shareholders to conclude that the board of directors has breached its fiduciary duties to shareholders by not taking steps to declassify the board of directors or commit to not adopt a shareholder rights plan without shareholder approval. In fact, as the Sears proxy statement discloses, the board of directors considers the Prior Proposals periodically following shareholder approval and each time the Prior Proposals have been approved by shareholders, the board of directors has met and reconsidered whether or not the Prior Proposals were in the best interests of the corporation and its shareholders. Each time the board of directors, in the exercise of its fiduciary responsibilities, has concluded that no further action was appropriate.

2. The Proposal requires the board of directors to constitute the Majority Vote Shareholder Committee, comprised of a proponent and all other interested shareholders. However, the Proposal provides no guidance on how the committee is to be selected, by whom it is to be selected, and whether notice of the formation of the committee must be provided to all shareholders, soliciting their interest.

3. The Proposal is vague and ambiguous on what connection the Majority Shareholder Committee will have to Sears and does not, for example clearly state that committee members would be responsible for their own expenses.

4. The Proposal is vague and ambiguous regarding those steps the board of directors must take in the event there is more than one proposal that requires the formation of a Majority Vote Shareholder Committee. Would the board of directors be required to form multiple Majority Vote Shareholder Committees or would all the proponents be added to the same committee?

5. We assume that since the only requirement of Sears with respect to the Majority Vote Shareholder Committee once it is formed is to have the independent directors meet with the committee no fewer than two times prior to the annual shareholders meeting following the formation of the committee, the committee should be disbanded once that requirement is satisfied and no further obligation exists. However, the language of the Proposal does not make that clear and in fact states that the committee may only be abolished in two circumstances that do not include the foregoing.

F. Conclusion

For the reasons provided herein, on behalf of Sears we request the concurrence of the Staff that it will not recommend enforcement action if Sears omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials.

By copy of this letter, Sears notifies AFSCME of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter, and the letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the

Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME) (w/attachment)
Andrea L. Zopp (Sears, Roebuck and Co.) (w/attachment)

Attachment A

RESOLVED, that the shareholders of Sears, Roebuck & Co. ("Sears" or the "Company"), pursuant to section 601 of the New York Business Corporation Law and Article IX of the bylaws, hereby amend the bylaws to add the following:

"Article II

BOARD OF DIRECTORS

Section 10. Majority Votes on Shareholder Proposals. If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 2000, 2002, and 2003, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Further, in 2002, a majority of Company shareholders voting on the matter also supported a proposal requiring the board to submit any poison pill to shareholder vote prior to adoption. Nonetheless, the Sears board has not taken any steps toward declassification, nor has it made a commitment not to adopt a poison pill without shareholder approval. This makes four separate occasions where the board has received a majority vote from shareholders but failed to take any action.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 15, 2004

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/2004

Re: Sears, Roebuck and Co.
Incoming letter dated January 29, 2004

Dear Mr. Brownstein:

This is in response to your letter dated January 29, 2004 concerning the shareholder proposal submitted to Sears by the AFSCME Employees Pension Plan. On January 27, 2004, we issued our response expressing our informal view that Sears could not exclude the proposal from its proxy materials for its upcoming annual meeting if the proponent made certain changes to the proposal.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 29, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sears, Roebuck and Co.
Shareholder Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

On December 17, 2003, we notified you of the intention of Sears, Roebuck and Co., a New York corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees (the "Proponent") to the Company by facsimile and letter on November 20, 2003 (the "Proposal"). In our letter to you of December 17, 2003 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

We received by mail a copy of a letter sent from the Proponent to the Staff, dated January 21, 2003 ("Proponent Letter"), together with a letter from Beth M. Young (together with the Proponent Letter, the "Proponent Response"). We are of the view that the Proponent's arguments, as set forth in the Proponent Response, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the Proxy Materials for each of the reasons given in the Request Letter: Rules 14a-8(i)(1), (3), (6) and (10). The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to several items presented in the Proponent Response.

A. The Proposal is properly excludable under Rule 14a-8(i) because it is not a proper subject for action by shareholders under New York law.

In the Request Letter, we noted that the Proposal is not a proper subject for action by shareholders under New York law because it conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties, which protect all of the shareholders as to the directors' exercise of their management obligation and responsibility. In New York, this principle is codified in Section 701 of the New York Business Corporation Law ("NYBCL"), which states that, with two narrow exceptions that are not applicable to this situation, "the business of a corporation shall be managed under the direction of its board of directors ..." and we cited a string of cases in support of this proposition. Because Section 601 of the NYBCL empowers shareholders to adopt only those bylaws that are not "inconsistent with this chapter of any other statute of this state or the certificate of incorporation," a bylaw that is adopted in contravention of Section 701 of the NYBCL would represent an improper subject for action by shareholders under New York law.

We did not argue, in the Request Letter, nor do we argue now, that Section 701 of the NYBCL prevents the adoption of any shareholder bylaws that relate to the company's business, and recognize that many such bylaws, e.g., reasonable procedures for the calling of special meetings, may be consistent with Section 701 of the NYBCL. We have, however, argued that requiring the independent members of the board of directors to assemble for a minimum of two meetings with a group of select shareholders to discuss possibly sensitive topic areas – possibly in contravention of their determination, made as fiduciaries, of what is in the Company's best interest – does in fact infringe on the board's right to manage the business of the corporation. While Rule 14a-8 recognizes the right of shareholders to propose precatory resolutions for the board's consideration, such resolutions are not binding and it is clear that the board of directors, in the exercise of its fiduciary duties, must make the decision of how to respond and whether to enact the proposal. There is a distinction to be made, and a world of difference, between requesting that a company adopt a corporate governance policy to engage the proponent of a majority vote resolution in dialogue, and requiring it do so through a bylaw. Under New York law, the latter is impermissible unless contained in a certificate of incorporation, as further discussed below.

The Proponent Response objects to our analysis by citing a single New York case, Ripley v. Storer, which involved three shareholder-adopted bylaws that required a board to seek shareholder approval prior to engaging in certain actions, such as entering into certain contracts and paying bonuses to officers.[1] While that case permitted the shareholder-adopted bylaws in question, the Proponent fails to mention a number of distinguishing elements that make it wholly inappropriate as a precedent for our facts. First, the case involved a close corporation with only four shareholders. New York law has long recognized the special nature of close corporations that entitle them to allocate more power to shareholders, which was acknowledged in the commentary to the adoption of current Section 701 of the NYBCL:

> In deference to the special needs of investors in the close corporation (see, Long Park, Inc. v. Trenton-New Brunswick Theatres Co. 297 NY 174 (1948); Re Abbey (Meyerson), 274 AD 389, aff'd without op 299 NY 557 (1949)), this section modifies the principle, incorporated in Gen. Corp. L. § 27, of unqualified management power in the board of directors, but only within the limits prescribed by § 620. It is not intended that the principle of board management in the public issue corporation will be affected by the change.[2]

Second, it is important to note that Ripley, decided in 1955, was decided under Section 14 of the General Corporation Law, the precursor to Section 601 of the NYBCL. Whereas Section 14 of the General Corporation Law authorized the adoption of by-laws to control the actions of directors, by providing that "by-laws duly adopted at a meeting of the members of the corporation shall control the action of its directors, except as therein otherwise provided,"[3]

---

[1] Ripley v. Storer, 139 N.Y.S.2d 786 (Sup. Ct. 1955).

[2] State of New York, Joint Legislative Committee to Study Revision to Corporation Laws, Revised Supplement to Fifth Interim Report to 1961 Session of New York State Legislature, Legislative Document (1961) No. 12, 45.

[3] The Consolidated Laws of New York Annotated, 22 General Corporation Law Section 14(5) (McKinney, 1943).

Section 601 of the NYBCL does not contain similar language.[4] After the Ripley decision and the adoption of Section 601 of the NYBCL, a New York court explained that "[b]y statute, any restriction on the powers of the board of directors must be placed in the certificate of incorporation . . . so that a by-law would be ineffective to shift this managerial prerogative into the hands of the shareholders." [5]

In sum, the Proponent's reliance on Ripley is unsuitable to our facts, both because Ripley is a case dealing with close corporations, and also because it relies on old law that has been superseded by the modern statute. Currently, Section 701 of the NYBCL permits restrictions on directors' powers to manage the corporation only if such restrictions are either contained in the certificate of incorporation or of the type contemplated by Sections 620(b)[6] or 715(b)[7] of the NYBCL and courts have held likewise. As a result, a bylaw such as that recommended in the Proposal would be inconsistent with the NYBCL and thus impermissible under Section 601(b) of the NYBCL.

B. The Proposal is properly excludable under Rules 14a-8(i)(6) because Sears Lacks Power/Authority to Implement the Proposal.

We argued in the Request Letter that under New York law, the board of directors does not have the power and authority to constitute the committee requested by the Proponent, i.e., a

[4] One prominent commentator noted that while Ripley was decided under Section 14 of the General Corporation Law, which included language permitting bylaws to control actions of directors, "[c]onsistent with the increasing significance of the norm of management by the board of directors, the New York statutes no longer include this provision." Hamermesh, Lawrence A. "Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?" 73 Tul. L. Rev. 409 (December, 1998) at footnote 168.

[5] Joseph Polchinski Company v. Cemetery Floral Company, Inc., 433 N.Y.S.2d 825, 827 (1980). See also Bank of New York v. Irving Bank Corp., 528 N.Y.S.2d 482, 485 (1988).

[6] Section 620(b) of the NYBCL permits the certificate of incorporation to contain a provision that may be otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation as long as all of the shareholders have authorized such provision in the certificate of incorporation and if shares are only transferred to those who have notice of such provision.

[7] Section 715(b) of the NYBCL states that "[t]he certificate of incorporation may provide that all officers or that specified officers shall be elected by the shareholders instead of by the board."

committee composed of shareholders. Rather than explain on what statutory or case-law basis it thinks such a committee may be constituted by a board of directors of a New York corporation, the Proponent merely states that the NYBCL "need not anticipate and enumerate all possible corporate governance mechanisms and structures; rather it sets the basic 'default rules' and allows significant variation among corporations." See Page 3 of the Proponent Letter. While it is a truism that the NYBCL, being a state business corporation law, "need not anticipate and enumerate all possible corporate governance mechanisms and structures," that does not in any way suggest that on matters that *are* addressed by the NYBCL, such as the constitution of committees by a board of directors, the requirements of the NYBCL may be ignored. Moreover, the Proponent does not offer any authority to suggest that the NYBCL provides merely "default rules" on this issue, nor does it explain what the "non-default" rules may be or where they may appear. To the contrary, Section 712 of the NYBCL contains specific requirements, holding that a committee of the board may be formed only if doing so is authorized in the certificate of incorporation or the bylaws and authorized by a majority of the board of directors. The Proposal is specific in requesting the *board of directors* to constitute a shareholder committee, and as such we have argued that the Company does not have power or authority to implement that specific proposal. The Proponent has not advanced a single statutory or case-law argument to the contrary.

C. The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proponent Letter states that "[t]he purpose of the Majority Vote Shareholder Committee is to provide a mechanism for the Proposal's proponent and other interested shareholders to *communicate* with the independent members of the Board regarding the subject matter of the Proposal." (emphasis added). See Page 1 of the Proponent Letter. In the Request Letter we argued that Sears' shareholders currently may communicate both directly and indirectly with the independent members of Sears' board of directors in a variety of ways.

In addition, we also described the adoption of the revised New York Stock Exchange ("NYSE") corporate governance rules, applicable to all listed companies such as the Company, which state the following: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to *communicate* directly with the presiding director or with non-management directors as a group." (emphasis added). Thus, we believe that the substance of the Proposal is covered by the revised NYSE corporate governance rules. And while we may agree with the Proponent that "[m]any institutional investors believe that [dialogues in meetings] can be useful in enhancing the accountability of boards to shareholder concerns," we do not believe that shareholders should determine the manner in which such communication will take place, nor do we believe that Rule 14a-8 is intended to be used as a vehicle for shareholders to micromanage to such an extent.

D. The Proposal is properly excludable under Rule 14a-8(i)(3) because it is in violation of the proxy rules for containing false or misleading statements.

We continue to think that the Proposal and its supporting statement are false and misleading.

In the Request Letter, we pointed out that the Proponent's supporting statement is misleading by stating "Sears' board has not taken *any* steps toward declassification" (emphasis added) and "this makes four separate occasions where the board has received a majority vote from shareholders but failed to take *any* action." (emphasis added). We also noted that "the Proposal falsely leads shareholders to conclude that the board of directors has breached its fiduciary duties to shareholders by not taking steps to declassify the board of directors or commit to not adopt a shareholder rights plan without shareholder approval." We then recited the various steps that the Company had in fact taken. The Proponent objects to our reference to fiduciary duties, arguing that "there is simply no basis from which a reasonable shareholder could infer that the [Proponent] is making any statement about the board's discharge of its fiduciary responsibilities." See Page 4 of the Proponent Letter. We disagree with the Proponent regarding the possibility of such inference, but also point out that the Proponent has missed the larger point. Whether or not the Proponent's supporting statement creates the inference of a breach of fiduciary duties, it is still fundamentally misleading. The Proponent clearly states that the Company's board had failed to take any action and we demonstrated that the board has in fact taken action. We therefore continue to believe the supporting statement is misleading.

In the Request Letter, we pointed out that the Proposal provides no guidance on how the proposed committee is to be selected, by whom it is to be selected, and whether notice of the formation of the committee must be provided to all shareholders, soliciting their interest. The Proponent's only reply is that the Company's board, "using its powers to amend the by-laws or by adopting informal procedures, can flesh out these matters, which are not central to the proposal." See Page 4 of the Proponent Letter. We think that the resolution of such issues is indeed central if the Company were to implement such a proposal, and by referring the resolution of these key issues to the Company, neither the shareholders voting on the Proposal nor the Company in implementing it would be able to determine what actions are required. The Staff has determined that a proposal is vague and misleading where a corporation and its stockholders might interpret the proposal differently, such that "any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." See Occidental Petroleum Corp. (Feb. 11, 1991). Similarly, the Staff has also permitted companies to omit a proposal as vague and misleading where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Co. (July 30, 1992).

E. Conclusion

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials.

We are enclosing six copies of this letter hereto. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME)
Steven M. Cook (Sears, Roebuck and Co.)

<u>Wal-Mart Stores, Inc</u>. (April 2, 2001)

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2001

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc
Legal Team
702 S.W. 8th Street
Bentonville, AR 72716-8315

Act 1934
Section
Rule 14A-8
Public Availability 4-2-2001

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2001

Dear Ms. Garrett:

This is in response to your letter dated January 25, 2001 concerning a shareholder proposal submitted to Wal-Mart by John Spang. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Spang
c/o Delcy L. Steffy
Context Research and Consulting
54 Plochman Lane
Woodstock, NY 12498

April 2, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2001

The proposal requests that the board adopt a policy to phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by Wal-Mart as quickly as feasible, unless long-term safety testing shows that they are not harmful to humans, animals, and the environment, and provide the interim step of labeling and identifying these products, and report to the shareholders by August 2001.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8315
PHONE: 501-277-2345
FAX: 501-277-5991

ALLISON D. GARRETT
Vice President and Assistant General Counsel

January 25, 2001
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Re: **Genetically Modified Products:** Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart") files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2001 Annual Meeting of Shareholders (the "2001 Proxy Materials"). John Spang ("the Proponent") submitted the Proposal. Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2001 Proxy Materials for the reasons described below. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

The Proposal

On December 16, 2000, Wal-Mart received a letter from the Proponent requesting that the Proposal be included in Wal-Mart's 2001 Proxy Materials. The Proposal seeks Wal-Mart's adoption of a policy to "phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company as quickly as feasible, unless long-term safety testing shows that they are not harmful to humans, animals, and the environment; and provide the interim step of labeling and identifying products that may contain these ingredients, and reporting to the shareholders by August 2001."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2001 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that (a) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act; (b) Wal-Mart lacks the power to implement the Proposal; and (c) the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. **The Proposal is misleading because it implies that it would only affect the sale of food products.** If adopted by Wal-Mart's shareholders, the Proposal would require that Wal-Mart remove every product that is or contains "genetically engineered crops, organisms or products thereof from all products sold or manufactured by the company . . . ." As a close reading of the Proposal will indicate, this Proposal relates not just to food products, but to all products that contain any genetically engineered crop or organism. If adopted, the Proposal would require Wal-Mart to discontinue sale of a substantial portion of its merchandise, not just the food products sold by Wal-Mart.

Despite the fact that the Proposal relates to any product containing a product of a genetically engineered crop or organism, the Proponent starts the Proposal by making numerous assertions concerning genetically engineered food products. Of these assertions of "fact" that the Proponent makes to convince the Wal-Mart shareholders to vote for the Proposal:

- The first six and last three assertions relate to foods containing genetically engineered ingredients.

- Nine out of the total fourteen assertions relate to foods containing genetically engineered ingredients.

- Every assertion regarding action taken by a specific company concerns genetically engineered food products.

- Not one of the assertions concerns a product that is not a food product.

The Proposal is misleading and would mislead the shareholders of Wal-Mart as to a very material fact in that the impression made by the litany of assertions regarding food would cause the shareholders to conclude that the resolution proposed to be adopted affects only food products. That is simply not the case. The Proposal encompasses much more than food products only and would include innumerable products manufactured or sold by Wal-Mart that are not food products. For example, products made from "genetically engineered crops" include, among many other products, products containing corn such as:

- paper;
- crayons and chalks;
- chewing gum;
- glues and pastes;
- toothpaste and mouthwash;
- shoe polish;
- industrial alcohol; and
- octane enhancers and oxygenate in motor fuels.

The World of Corn 2000, attached as Exhibit B.

Other products made from genetically modified crops include the following made from soy beans:

- books and magazines printed with soy-based ink;
- cosmetics and toiletries;
- adhesives;
- plywood additives and extenders;
- decorative composites;
- general cleaners and adhesive removers;
- driveway, sidewalk and patio cleaners;
- general lubricants;

- car polish;
- paint removal solvents;
- disinfectants;
- soaps, shampoos, and detergents;
- waterproof cement;
- leather substitutes; and
- particle boards.

Soy Stats, A Reference Guide to Important Soybean Facts & Figures 1999, attached as Exhibit C.

Products containing genetically modified cotton include the following:

- clothing, from blue jeans to Y-fronts to doll clothes;
- towels and bedding;
- gardening mulch;
- many products containing plastics;
- books using paper having a rag content; and
- feminine hygiene products.

See *www.cottonseed.com; http://www.txfb.org/Planet%20Agriculture/cottonseed.htm* attached as Exhibit D.

With regard to cotton, genetically modified cotton now represents nearly fifty percent of the U.S. cotton acreage. Similarly, genetically modified plants comprise over fifty percent of U.S. soybean production and almost twenty percent of corn production. See *http://www.colostate.edu/programs/lifesciences/TransgenicCrops/*.

A more telling example of the vagueness and misleading quality of the Proposal is the fact that, as noted above, plastics may contain the products of genetically engineered cotton. As noted, nearly fifty percent of the cotton acreage in the United States is devoted to genetically engineered cotton. Some of that cotton will make its way into the manufacture of plastics that will be used in products common in the marketplace. Distinguishing between plastics containing no cotton by-products and those containing cotton by-products and between those plastics containing only non-genetically engineered cotton by-products (if such a thing, in fact, exists) and plastics containing genetically engineered cotton by-products would be impossible for Wal-Mart. So broad is the scope of the Proposal that, if it were adopted, Wal-Mart would have to remove every product containing any plastic from its stores' shelves.

As is apparent, the Proposal would have a sweeping effect on the business operations of Wal-Mart. Yet by directing his remarks toward food, the Proponent implies that the Proposal really relates to the food products sold by Wal-Mart. If the Proposal were presented in the 2001 Proxy Materials, its expansiveness would not be fully appreciated by Wal-Mart's shareholders. Adoption of the Proposal could leave Wal-Mart unable to sell a substantial proportion of the products it now sells altering Wal-Mart's business in a manner never alluded to by the Proposal. Thus, if included in the 2001 Proxy Statement, the Proposal would mislead the Wal-Mart shareholders reviewing the Proposal as to a material fact.

2. **The Proposal is unclear as to which products it is intended to apply.** The Proposal is significantly vague and flawed because it does not define or describe what constitutes "genetically engineered crops, organisms, or products thereof." United States Food and Drug Administration Commissioner Jane E. Henney, M.D., explained that "all crops have been genetically modified through traditional plant breeding for more than a hundred years." Larry Thompson, *Are Bioengineered Foods Safe?*, FDA CONSUMER MAGAZINE 2 (Jan.-Feb. 2000). In view of Commissioner Henney's comments, it is clear that the Proposal can apply to any and every crop and thus, to any product contain a product from any crop.

Consider the following example: The cross-pollination of two varieties of tomato plants can result in a new variety of tomato plant with a new genetic combination that, while similar to the genetic combinations of the first two varieties, is not identical to either. The new variety of tomato resulting from the cross-pollination could be more disease-resistant, less attractive to insects, of a different taste, more likely to bear large fruit or more likely to bear fruit in a greater quantity. However, the possibility also exists that the new variety of tomato may prove to cause an allergic reaction in a person who is not allergic to other varieties of tomato. This new variety exists because of genetic alteration of an existing plant variety. We can rightly say that this new variety has been "genetically engineered," whether the cross-pollination occurs through the efforts of a commercial farmer, a gardener or a bee. The broad sweep of the term "genetically engineered" contained in the Proposal's language leaves unclear whether the Proponent would have Wal-Mart discontinue the sale of such tomatoes. This type of example applies to innumerable food products on sale in all stores, including, no doubt, in the stores whose actions are favorably cited by the Proponent.

If the Proposal were presented in the 2001 Proxy Materials, its expansiveness would not be fully appreciated by Wal-Mart's shareholders and would mislead the shareholders.

3. **The Proposal is misleading in its characterization of companies that have adopted policies against genetically engineered foods.** The Proposal cites several food retailers in Europe and the United States as having adopted policies against genetically engineered foods but does not provide the necessary context in order for these examples to be properly understood. Wal-Mart's own United Kingdom subsidiary, Asda, has taken some of these same steps with respect to limited categories of products.

As to the United States retailers cited in the Proposal, the Proposal omits to state information needed to make it clear to the shareholders of Wal-Mart that retailers such as Whole Foods Market and Wild Oats Markets are specialty food stores that sell a more limited line of food products than does Wal-Mart and many of whose products are "organically" grown. These chains cater to a more limited clientele than Wal-Mart. To cite niche food store chains as exemplars without putting their actions in context would be misleading to the shareholders as to a material fact.

The Proponent's citation of the actions of European retailers as indicative of voluntary avoidance of genetically engineered foods by enlightened businesses omits to state that the governments of Europe have imposed much stricter regulations on genetically engineered foods than has the United States government. The types of regulations currently in place in Europe do not currently exist in the United States, and the Proposal's implication that the government of the United States agrees with the European position on this issue is patently false. In not putting its examples in context, the Proposal is misleading, and would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

4. **The Proposal is misleading because it cites the actions of another company—not Wal-Mart—and mischaracterizes the nature of those actions.** The Proposal cites the recall by Phillip Morris of 2.5 million taco shells discovered to contain genetically engineered corn not yet approved for human consumption. The Proposal implies that the genetically engineered corn presented a health risk or that Wal-Mart has or is likely to sell genetically engineered products that have not received FDA approval. The Phillip Morris recall is inapposite to Wal-Mart's position as a retailer. Phillip Morris, a manufacturer of food products, recalled the taco shells because the FDA had not yet approved the genetically engineered corn it used in the production of the taco shells, not because the corn had been proven to present health risks. Furthermore, there has been no showing, in the Proposal or otherwise, that Wal-Mart has been or currently is engaged in similar activity. In citing to the actions of a company not affiliated with Wal-Mart and mischaracterizing the nature of those actions, the Proposal would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

5. **The Proposal is misleading as it implies that the Biosafety Protocol is a significant document to which the United States is a signatory and which imposes certain labeling obligations on U.S. companies.** The Proposal cites the approval of the Biosafety Protocol by a number of countries, stating that the Biosafety Protocol requires the labeling of genetically engineered organisms. The statement appears to imply that Wal-Mart is somehow affected by the protocol. However, the Proponent omits to state that the United States is not a signatory to the Biosafety Protocol or even to its parent convention, the 1992 Convention on Biological Diversity. By citing an international document to which the United States is not a signatory and which the United States government appears to have determined should not affect the business operations of U.S. retailers, the Proposal would mislead Wal-Mart's shareholders if it were to appear in the 2001 Proxy Materials.

6. **The Proposal is misleading as it implies that, as a matter of fact, genetically-engineered products present health risks.** The Proposal's litany of studies and regulation of genetically-engineered products are intended to mislead and frighten shareholders into voting for the Proposal when, in fact, the Proposal contains no facts supporting its assertions that such products pose health risks to consumers. For example,

the Proposal states that some genetically engineered crops "have been engineered to have higher levels of toxins, such as Bacillus thuringiensis ("Bt"), to make them insect resistant." The Proposal implies that these toxins are harmful to humans, which is not the case. In fact, most, if not all, studies conclude that Bt is not hazardous to humans or other non-target species. The Proposal completely ignores the fact that United States federal agencies have not said these products are unsafe. The FDA has had a process in place for reviewing genetically-modified foods since 1992, and has not said that these products are unsafe.

The United States Food and Drug Administration ("the FDA"), the primary federal agency overseeing the safety of food and drugs in the United States, has had a process in place for reviewing genetically-modified foods since 1992. As the FDA noted in a press release it made on January 17, 2001, "[c]urrently, developers of food and feed developed through biotechnology participate in a voluntary consultation program with the FDA. To date, al such food and feed marketed in the U.S. have gone through the consultation programs before they have entered the market. The full text of this release may be found at www.fda.gov/bbs/topics/NEWS/2001/NEW00747.html. The United States Department of Agriculture ("USDA") has been reviewing the safety of bioengineered plants since 1987 and the Environmental Protection Agency (the "EPA") has been doing the same with respect to pesticidal plants since approximately 1993, and neither agency has declared these products to be unsafe.

Despite these facts, the Proponent strongly implies that, as a factual matter, genetically engineered products present health risks. While some people may have concerns with genetically engineered products in general, the actions of these government agencies suggest that these products are safe. The implication that these products are unsafe would be misleading to Wal-Mart's shareholders were it to appear in the 2001 Proxy Materials in that there are differences of opinion concerning these issues.

7. **The Proposal is vague and misleading as it does not indicate what type of labeling and identification of products Wal-Mart must undertake.** The Proposal proposes that, prior to removing the products that may contain genetically engineered ingredients from its stores, Wal-Mart take the interim step of "*labeling and identifying* products that may contain these ingredients." (emphasis added) Any analysis of the resolution in the Proposal must focus on the fact that the Proposal will require both "labeling and identifying" products sold by Wal-Mart that may contain genetically engineered products.

The Proposal fails to suggest the nature and extent of the warning language for such a label. The Proposal does not set forth what language would be appropriate or, for that matter, acceptable to the Proponent. The Proposal calls for the labeling of products that "may" contain genetically engineered ingredients. Does that mean that a label should say "May be made of or contain genetically engineered ingredients"? Instead, should it say, "Made of genetically engineered ingredients"? Should a health warning be placed on the label? If so, what should it say? Further complicating this vagueness is the fact that the FDA, having found no particular safety concerns arising out of the genetic engineering of food, has determined, in its Statement of *Policy* contained at 57 Fed. Reg. 22984, 22991 (May 29, 1992), that special labeling revealing genetic modification is *not* appropriate.

In a draft guidance entitled "Guidance for Industry – Voluntary Labeling Indicating Whether Foods Have or Have Not Been Developed Using Bioengineering" issued by the FDA in January 2001 (the "Draft Guidance"), the FDA recounted its reconsideration of labeling that included a written comment process and three public hearings. In the Draft Guidance, the FDA stated that it was "reaffirming its decision to not require special labeling of all bioengineered foods." The FDA uses the Draft Guidance to provide manufacturers of bioengineered foods with guidance as to appropriate labels voluntarily placed on those foods. This guidance is useful to manufacturers in complying with the Federal Food, Drug and Cosmetic Act (the "FFDCA") relating to misleading labeling.

Wal-Mart believes it currently complies with all state and federal government food regulations for ingredients and labeling, and will continue to do so. However, if the Proposal is adopted, it would raise questions about Wal-Mart's ability to comply with the FFDCA's provisions regarding mislabeling. Specifically, how Wal-Mart could comply with both the Proposal and Section 403 of the FFDCA at the same time is unclear.

Of even greater vagueness and uncertainty is what the Proponent intends when he writes that Wal-Mart must identify products that may contain genetically engineered products or products thereof. The Proposal does not state whether there must be signs in the stores that identify each of the products sold by Wal-Mart that may contain the ingredients in question, whether its advertising must identify those products as containing those ingredients, whether Wal-Mart.com must include on its website some type of identification of the products of this kind it is selling. Is a list of these products posted at some place in the store accessible to all customers sufficient to comply with this requirement for identification or must the identification occur at the spot on each store's shelves where the product is found?

For these reasons, this part of the Proposal is so vague and uncertain that it would mislead Wal-Mart's shareholders reviewing the Proposal were the Proposal included in the 2001 Proxy Materials.

8. **The Proposal does not even hint at the incalculable costs that its implementation would cause Wal-Mart to incur.** The Proposal is extremely misleading in that it omits to state the effect of the Proposal on the Company. Wal-Mart's stores sell hundreds of thousands of products. The Proposal would have Wal-Mart taking the interim step of labeling and identifying any products that "may contain" genetically engineered crops, organisms or products thereof. This action could include the labeling of, and identification with respect to, every package of chewing gum, every candy bar, every soft drink bottle and can, every vegetable and piece of fruit which can be sold individually, every pair of blue jeans, every item that includes plastic and every

magazine and every book offered for sale by Wal-Mart. Wal-Mart takes into inventory billions of such items each year. The task of labeling and identifying the items would be a massive undertaking, requiring a significant number of new staff members, new machinery and the printing of labels and identification materials that would come at a currently incalculable cost to Wal-Mart.

The Proposal would ultimately require Wal-Mart to determine which of the hundreds of thousands of products it sells, not just the food it sells, contain genetically engineered crops, organisms or products thereof and then discontinue their sale. The breadth of the Proposal's reach is such that Wal-Mart would be required to pull a significant proportion of its products from its shelves. Replacing those products with ones not containing any genetically engineered products would be cost prohibitive. For example, would a manufacturer of an electric drill that has a casing made of plastic that is made with a by-product of genetically engineered cotton agree to manufacture that casing with the by-products of "organic" cotton only and do so at a cost to Wal-Mart that would allow its customers to continue to enjoy the low prices Wal-Mart charges? Such an occurrence is highly unlikely. The costs and effect of compliance with the Proposal would be crippling to Wal-Mart's business and place it at a competitive disadvantage.

The Proposal, by providing no detail as to how it would be implemented, does not draw sufficient attention to the economic impact of the Proposal or to the fact that the Proposal, in effect, asks Wal-Mart to regulate its business in a manner and to an extent that the FDA has not – by prohibiting the sale of genetically engineered crops, organisms or products containing the products thereof. If the Proposal were to be included in the 2001 Proxy Materials, the omissions with respect to cost and the effect of compliance would mislead Wal-Mart's shareholders as to material matters.

As discussed above, the Proposal is exceedingly vague and misleading, implying that the Proposal is something different from what it is. The Proposal uses use scare tactics and omits to state many material facts necessary not to make the Proposal misleading. The Proposal would mislead Wal-Mart's shareholders were it to be included in the 2001 Proxy Materials. Consequently, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(3).

Wal-Mart Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))

The vagueness and impracticability of the Proposal would make it impossible for Wal-Mart to implement the Proposal if it were adopted. As discussed above, (i) the Proposal, by its terms, may apply to innumerable products, including many basic non-food products such as paper, printed materials and any product with cotton or plastic, (ii) the Proposal does not limit the parameters of what constitutes "'genetically engineered' crops, organisms, or products thereof" and (iii) all crops have undergone and continue to undergo genetic modification through traditional and non-traditional breeding practices. As a result, the Proposal could apply to virtually any crop, plant or any animal product that can be grown, or any product containing a product thereof. The Proposal could apply to such an extensive list of products that Wal-Mart would be required to stop selling a substantial portion of its merchandise. If the Proposal were adopted, the Proposal's vagueness would make Wal-Mart unable to implement it.

Unlike the shareholder proposals addressed in *The Kroger Co.* and *Bestfoods*, the Proposal fails to distinguish between products either manufactured by the company or specifically for the company to be sold under its private label on the one hand and name-brand products purchased by Wal-Mart at wholesale for resale on the other hand. Instead the Proposal dictates that Wal-Mart eliminate all genetically engineered products "sold *or* manufactured" by the Company. The Proposal does not address only Wal-Mart's private label products. Instead, by its language, the Proposal applies to all products sold by Wal-Mart. It is unclear from the Proposal whether the Proponent intends for Wal-Mart to attempt to investigate the ingredients of all of the name-brand products sold in Wal-Mart stores or only its private label products. If the Proposal were adopted, this vagueness in its intent would make Wal-Mart unable to implement it.

If the Proponent intends for the Proposal to apply to all products, implementing the Proposal would be impossible for two reasons. First, Wal-Mart cannot monitor the "ingredients" of each of the products it purchases from suppliers for resale to its customers, even if Wal-Mart knew what a "genetically engineered" crop or organism were.

By way of illustration, Wal-Mart may buy blue jeans from importers after the garments have arrived in the United States. The importers are middle-men who buy the blue jeans, either directly or indirectly, from manufacturers abroad. The manufacturers cut and sew fabric acquired from factories that dye the fabric. The factories that dye the fabric purchase the fabric from textile mills. The textile mills buy cotton to create thread for weaving on the open market. It is impossible for Wal-Mart to monitor whether the seeds from which the cotton in the blue jeans grew comes from genetically engineered plants.

Second, implementation of the Proposal would be impossible as Wal-Mart cannot require the manufacturers of name-brand products purchased by Wal-Mart at wholesale to discontinue making the products in the manner in which they are now made or to label such products in a manner consistent with the Proposal, if the nature of the label were known. Because economy scale suppliers do not and would not comply with such requirements, Wal-Mart would be forced to purchase products from small-scale specialty vendors, and, consequently, Wal-Mart's business strategy of "everyday low prices" would have to be altered dramatically and Wal-Mart's cost of sales would increase dramatically, resulting in significant erosion of the profit margins, which are typically low in the retail industry.

Even if this Proposal could be implemented to a significant degree, that implementation could significantly affect the financial performance of a company that now employs over 850,000 people in the United States and another 225,000 outside the United States and whose common stock is one of the thirty stocks making up the Dow Jones Average.

Finally, substantial obstacles exist to the implementation of the interim step contained in the Proposal to label products that "may contain" genetically engineered ingredients. First, as discussed above, the Proposal provides no example or description of or guidance as to what the label should state, and the cost of labeling every product that "may contain" genetically engineered ingredients would be exorbitant. Additionally, if Wal-Mart were to attempt to label its products as required by the Proposal, applicable state law of some states would require that the label not be untrue, deceptive or misleading. For example, §§ 17200 and 17500 of the California Business & Professions Code regulates against "unfair, deceptive, untrue or misleading advertising." Because (i) the parameters of "genetically engineered" are undefined, (ii) Wal-Mart's quality assurance program does not have the ability to detect genetic modifications of all of the ingredients of the many products it purchases from suppliers and (iii) the FDA has not issued specific labeling guidelines for genetically engineered products, Wal-Mart would be unable to insure accurate identification of genetically engineered products and full compliance with these types of statutes. Although Wal-Mart might be able, through extraordinary efforts, to obtain assurances from manufacturers that their products were not genetically engineered or did not contain products of genetically engineered crops or organisms, Wal-Mart does not have the facilities to determine the continuing veracity of those assurances and could not thus implement the Proposal. Therefore, Wal-Mart would be unnecessarily subjecting itself to a real and substantial threat of liability.

For the reasons discussed above, as the Proposal is too vague for implementation to be possible, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(6).

Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7) under the Exchange Act, a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to dictate the kinds of products that Wal-Mart may sell in its stores, and thus implicates both of the above-described policy considerations. Wal-Mart is the world's largest retailer. It sells tens of thousands of different products to a huge and heterogeneous customer base. Decisions concerning the selection of products to be sold in Wal-Mart stores are inherently based on complex considerations that are outside the knowledge and expertise of shareholders. The ability to make the decisions as to the products to be sold is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately delegated to Wal-Mart's shareholders. The record of no-action letters issued by the Staff bears this out.

Until the 2000 proxy season, companies were regularly receiving the Staff's assurance that no action would be taken if proposals similar to the Proposal, but that were less intrusive into the companies' ordinary business than the Proposal, were omitted from proxy materials. The Staff consistently allowed their exclusion from proxy statements. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." *Borden, Inc.* (Nov. 30, 1989). See also *The Kroger Co.* (Mar. 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil due to health concerns because the selection of "food preparation methods" was a matter relating to ordinary business operations. *McDonald's Corp.* (Mar. 24, 1992). Again the Staff relied on the ordinary business exclusion when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. *H.J. Heinz* (June 2, 1999).

Food irradiation, the choice of cooking oil, and food coloring all have been held by the Staff to be ordinary business. In making those holdings, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like Wal-Mart, merely provide access to products approved by the FDA to a broad spectrum of the American population. This situation is no different. The discretionary authority to select certain types of ingredients and products, including products that contain genetically engineered ingredients as surely as products that have been treated with irradiation, that comply with FDA regulations and state and federal legislation, should reside with Wal-Mart's management rather than its shareholders as a group.

Determining whether it is appropriate to offer a particular product to Wal-Mart's customers involves many complex financial, technical, safety, scientific, inventory control and market considerations. The shareholders of a publicly-held company as a group are not qualified to make an informed judgment with respect to these considerations in the context of Wal-Mart's business operations. Indeed, it is impossible to believe that the Delaware legislature, in passing the Delaware General Corporation Law, which governs Wal-Mart, would consider the power to control which products a Delaware corporation will sell to its customers to reside anywhere other than in the board of directors of that corporation.

Additionally, the Staff has been asked on numerous occasions in the past several years to consider proposals dealing with the sale of tobacco and other products that have been substantially similar to this Proposal. On each of these occasions, the Staff has drawn a distinction between the manufacture and the sale of products, consistently taking the position that proposals regarding the selection of products for sale, including tobacco products, relate to a company's ordinary business operations and may thus be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). See, for example, *Albertson's, Inc.* (Mar. 18, 1999) ("relat[es] to Albertson's ordinary business operations (i.e., the sale of a particular product)"); *Walgreen Co.* (Sept. 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved "the sale of a particular product"); *J.C. Penney Co.* (Mar. 2, 1998) ("the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale of a particular product)"); *Kmart Corp.* (Mar. 11, 1994) (proposal to review sale of firearms was excludable under the ordinary business exception); *CVS Corporation* (Mar. 2, 1998); *Walgreen Co.* (Sept. 29, 1997); *Rite Aid Corporation* (Mar. 5, 1997); and *Wal-Mart Stores, Inc.* (Mar. 3, 1997). A similar distinction can and should be drawn here because the Proposal involves primarily the sale by Wal-Mart of particular products, which sale relates to Wal-Mart's ordinary business operations. For any number of reasons, the Wal-Mart management is concerned with the safety of the products it sells. That management is better equipped than the shareholders, who regularly meet but once a year, to deal with these complex matters is indisputable.

The Proposal clearly deals with issues and considerations that involve Wal-Mart's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2001 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Substantial grounds for exclusion of the Proposal from the 2001 Proxy Materials exist.

- The Proposal contains numerous misleading statements and omits to state material facts needed to understand the Proposal and its effects on Wal-Mart if implemented.
- It is impossible for Wal-Mart to implement the Proposal given the breadth of the Proposal and the vagueness and uncertainty of its provisions.
- The Proposal addresses matters that are squarely within the realm of the ordinary course of business and are properly the subject of oversight by Wal-Mart's management.

The implications of adoption of the Proposal for Wal-Mart are astonishing in their breadth and their profoundly negative effects on Wal-Mart and Wal-Mart's shareholders. By using what is a form proposal that is not company specific, the Proponent fails to address issues that must be addressed to make the Proposal not misleading. The Proposal focuses on a perceived concern about safety of genetically engineered products that have not been shown by the weight of the evidence to have any material effect on any human, any animal or the environment. The Proposal makes material statements that are vague but that are with respect to matters that a reasonably prudent shareholder would want to have addressed clearly and with specificity when deciding show to vote on the Proposal. The Proposal omits to state facts that a reasonably prudent shareholder would want to have when deciding how to vote on the Proposal. As a result, the inclusion of the Proposal in the 2001 Proxy Materials would result in the inclusion of materially misleading information in the 2001 Proxy Materials and would be deleterious to Wal-Mart's shareholders.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2001 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2001 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2001 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call me at (501) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: John Spang
c/o Delcy L. Steffy
Context Research and Consulting
54 Plochman Lane
Woodstock, NY 12498

Exhibit A

Proposal

PHASE OUT GENETICALLY ENGINEERED FOOD

WalMart Stores, Inc.

WHEREAS:

International markets for genetically engineered (GE) foods are threatened by extensive resistance:

- Europe's larger food retailers, including Tesco, Sainsbury Group, Carrefour, and Rewe, have committed to removing GE ingredients from their store-brand products, as have U.S. retailers Whole Foods Market, Wild Oats Markets, and Genuardi's Family Markets;
- In the UK, three fast-food giants—McDonald's, Burger King, and Kentucky Fried Chicken—exclude GE soy and corn ingredients from their menus;
- McCain Foods of Canada, the world's largest potato and frozen French fry processor, announced it would no longer accept GE Bt potatoes for their brand-name products (11/99);
- Gerber Products announced it would not allow GE corn or soybeans in any of their baby foods (7/99);
- Pepsico's Frito Lay asked farmers that supply corn for their chips to provide only non-GE corn (1/2000);
- Philip Morris' Kraft Foods had to recall 2.5 million taco shells discovered to contain genetically engineered corn not approved for human consumption (9/2000);
- Once in effect, the Biosafety Protocol, approved by representatives of more than 130 countries (1/2000), will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs, and countries can decide whether to import those commodities based on a scientific risk assessment.

There is scientific concern that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The USDA has acknowledged (7/13/1999) the need to develop a comprehensive approach to evaluating long-term and secondary effects of GE products;
- Some GE crops have been engineered to have higher levels of toxins, such as Bacillus thuringiensis (Bt), to make them insect-resistant;
- Research has shown that Bt crops are building up Bt toxins in the soil, thereby disturbing soil ecology and impacting beneficial organisms and insects (12/1999, 5/2000);
- The National Academy of Sciences report, *Genetically Modified Pest-Protected Plants*, recommends development of improved methods for identifying potential allergens in genetically engineered pest-protected plants. The report found the potential for gaps in regulatory coverage. (4/2000)

The long U.S. tradition of citizens' "right to know" is expressed in laws requiring nutritional labeling of foods:

- Nineteen polls in the U.S. show that 75-95% of people surveyed want GE food to be labeled as such.
- GE crops may incorporate genes from animal species. Individuals wishing to avoid them for religious or ethical reasons cannot unless they are labeled;
- The European Union requires labeling of GE foods, and labeling has been proposed by governmental authorities in Japan, New Zealand, South Korea and Australia.

RESOLVED: Shareholders request that the Board of Directors adopt a policy to phase out genetically engineered crops, organisms, or products thereof from all products sold or manufactured by the company as quickly as feasible, unless long-term safety testing shows that they are not harmful to humans, animals, and the environment; and provide the interim step of labeling and identifying products that may contain these ingredients, and reporting to the shareholders by August 2001.

Exhibit B

Excerpt from *The World of Corn 2000*





National Corn Growers Association

A Sampling of Products Made From Corn

STARCHES
- Paper
- Crayons and Chalks
- Antibiotics
- Chewing Gum
- Baking Powder
- Glues and Pastes

SYRUPS AND SWEETENERS
- Soft Drinks
- Baby Foods
- Jams and Jellies
- Toothpaste
- Desserts
- Shoe Polish

ETHANOL
- Alcoholic Beverages
- Industrial Alcohol
- Octane Enhancer
- Oxygenate in Motor Fuels
- Mouthwash

COPRODUCTS
- Corn Oil/Germ
- Corn Gluten Feed (20% protein)
- Corn Gluten Meal (60% protein)

For a more comprehensive list, visit www.ncga.com

He also spoke of a need for a minimum level of internet support – via the marketing assistance loan program and federal

U.S. Corn Consumption– *Food & Industrial*

Corn refiners separate corn into its component parts – starch, oil, protein, fiber – and convert them into higher-value products. Corn can be milled to produce cereal such as corn flakes or fermented into a variety of products, such as fuel ethanol, polylactic acid for use in plastics and other advanced technologies. When milled into starch, corn is used in products such as jelly beans, plastics, vitamins, pharmaceuticals and paper. Oil from corn can be used for cooking or a variety of industrial uses, such as making soap and crayons. Corn syrups are used in everything from adhesives and shoe polish to soft drinks and marshmallows.

Yet food and industrial uses represent only 20 percent of corn used today. Improved genetics and biotechnology will deliver corn hybrids with specific traits desired by food and industrial customers, creating advanced technologies that are superior in quality and performance and will supplement petroleum-based products as petroleum supplies dwindle.

Food, Seed & Industrial *Usage 1979–1999*



640
1,067
1,370
1,704
1,900
1,425
1,534
1,556
1,609
1,704
1,612
1,692
1,762
1,822
1,900
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
(Million Bushels)
1979
1984
1989
1994
1999*
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999*

*Projected for year ending August 31, 2000.
Source: USDA/Economic Research Service, Feed: Supply and Disappearance Jan 14, 2000

For year to year da... contact www.ncga.co...

Food and Industrial *Consumption by Category 1999*

Use	Million Bushels	Million Pounds (Dry)	Use	Million Bushels	Million Pounds (Dry)
Fuel Ethanol	525	1,313*	Dairy	45	1,402
Beverages	503	15,835	Food Starch	39	1,240
Industrial Starch	178	5,617	Pharmaceutical	30	948
Dry Milled Products	139	n/a	Condiment	25	793
Beverage Alcohol	128	n/a	Jams, Jellies	18	559
Canning	52	1,625	Misc. Food	13	395
Baking	50	1,580	Cereals	6	188
Confection	49	1,547			
			Total	1,800	33,038

*In gallons, instead of pounds; includes dry-milled ethanol
Source: Estimated by Corn Refiners Association, Inc.
All figures are estimates and may differ from other usage figures and/or estimates based on other sources.

Exhibit C

Excerpt from *Soy Stats 1999*
A Reference Guide to Important Soybean Facts and Figures





1999 Soy Stats Reference Guide

Introduction

Soy Stats, A Reference Guide To Important Soybean Facts & Figures, is a comprehensive resource for statistical information about the U.S. soybean industry and its relationship to world oilseed production. Thanks to the generous support of Dow AgroSciences this printed guide will be distributed to thousands of soybean and soy products customers in the United States and in more than 100 countries around the world. Soy Stats will also be available to millions more people on the United Soybean Board web site at http://www.unitedsoybean.org, with funding made possible by the contributions of U.S. farmers to the soybean checkoff program.

Soybeans were planted on a record 72.4 million acres (29.3 million hectares) in 1998, producing 2.757 billion bushels (75.04 million metric tons) of soybeans, the largest soybean crop ever grown. The average price paid to farmers, $5.05 per bushel ($186 per metric ton), was the lowest average price since 1985, and a 31 percent decline in just two years. As a result of low prices, the total 1998 crop value of $13.9 billion was $3.5 billion less than last year.

In 1998, soybeans represented 55 percent of world oilseed production, and 48 percent of those soybeans were produced in the United States. Fully 63 percent of the world's soybean trade originated from the U.S.

U.S. soybean and product exports totaled $7.378 billion in 1998. The European Union continued to be the No. 1 U.S. market for whole soybeans with purchases of $1.527 billion. Japan remained the largest single country customer for U.S. soybeans with purchases totaling $862 million, and Japan also purchased $82 million worth of soybean meal. Canada was the largest customer for U.S. soybean meal at $190 million.

China & Hong Kong, now measured as a single market, was the largest customer for U.S. soybean oil with purchases of $456 million, the second largest customer for U.S. soybean meal at $160 million, and the sixth largest customer for U.S. whole soybeans at $274 million, for a combined total of $890 million.

Domestically, soybeans provided 82 percent of the edible consumption of fats and oils in the United States. The domestic crush level was 1.560 million bushels (42.46 million metric tons), while U.S. ending stocks of soybeans were 430 million bushels (11.7 million metric tons), the highest level in 12 years.

U.S./Metric Conversion Table

A Bushel of Soybeans Weighs 60 Pounds

1 Metric Ton	=	36.74 Bushels of Soybeans
1 Metric Ton	=	2,200 Pounds
1 Metric Ton	=	1.1 Short Tons
1 Hectare	=	2.471 Acres

[illegible] American Soybean Association, 12125 Woodcrest Executive Drive, Suite 100, St. Louis, Missouri 63141, 314 576 1770, facsimile 314 576 2786, from United States Department of Agriculture [illegible] unless otherwise noted. Funding for the development of statistical information for this guide was provided by the United Soybean Board, 16640 Chesterfield Grove Road, Suite 130, Chesterfield, Missouri 63005, [illegible]. Funding for the printing and distribution of the guide was provided by Dow

Table of Contents

Soybeans: The Miracle Crop 3
U.S. Soybean Acres Planted 1973-98 4
Soybean Acres Planted By State 1998 5
U.S. Soybean Yield 1973-98 6
Soybean Yield By State 1998 7
U.S. Soybean Production 1973-98 8
Soybean Production By State 1998 9
U.S. Soybean Price To Farmers 1973-98 10
Soybean Price By State 1998 11
U.S. Soybean Crop Value 1973-98 12
Soybean Crop Value By State 1998 13
U.S. Ind. Soy Protein Consumption 1998 14
U.S. Ind. Soybean Oil Consumption 1998 15
Soybean Production Costs 1997 16
U.S. Soybean Crush 1973-98 17
U.S. Soybean Ending Stocks 1973-98 18
Composition of the Soybean 19
Soybeans' Many Uses 20-21
U.S. Soybean Exports 1973-98 22
U.S. Soybean & Soy Products Exports 1998 23
World Oilseed Production 1998 24
World Soybean Production 1998 25
Brazil & Argentina Soybean Production 1975-98 26
World Soybean Trade 1998 27
U.S. Soybean Meal Production 1973-98 28
World Protein Meal Consumption 1998 29
Soybean Meal Use By Livestock 30
World Soybean Meal Trade 1998 31
U.S. Soybean Oil Production 1973-98 32
World Vegetable & Marine Oil Consumption 1998 33
U.S. Fats and Oils 1998 Edible Consumption 34
U.S. Soybean Oil Consumption 1998 35
Soybean Government Program Costs 1973-1998 36
Farm Bill Summary 37
ASA International Offices 38
Qualified State Soybean Board Offices 39

SOYBEANS...THE MIRACLE CROP

The soybean (Glycine max) is often called the miracle crop. It is the world's foremost provider of protein and oil. The bushy, green soybean plant is a legume related to clover, peas and alfalfa. Farmers plant soybeans in the late spring. During the summer, soybeans flower and produce 60-80 pods, each holding three pea-sized beans. In the early fall, farmers harvest their crop for these beans which are high in protein and oil. A 60-pound bushel of soybeans yields about 48 pounds of protein-rich meal and 11 pounds of oil.

More soybeans are grown in the United States than anywhere else in the world. In 1998, U.S. soybean farmers harvested a record 2.757 billion bushels (75.04 million metric tons) of soybeans. More than half the total value of the U.S. soybean crop is exported as whole soybeans, soybean meal and soybean oil.

As early as 5,000 years ago, farmers in China grew soybeans.

In 1804, a Yankee clipper ship brought soybeans to the U.S. When leaving China, sailors loaded the ship with soybeans as inexpensive ballast. When they arrived in the U.S. they dumped the soybeans to make room for cargo.

In 1829, U.S. farmers first grew soybeans. They raised a variety for soy sauce. During the Civil War, soldiers used soybeans as "coffee berries" to brew "coffee" when real coffee was scarce. In the late 1800s significant numbers of farmers began to grow soybeans as forage for cattle.

In 1904, at the Tuskegee Institute in Tuskegee, Alabama, George Washington Carver began studying the soybean. His discoveries changed the way people thought about the soybean; no longer was it just a forage crop. Now its beans provided valuable protein and oil.

By 1929, U.S. soybean production had grown to 9 million bushels. That year, soybean pioneer William J. "Bill" Morse left on a two-year odyssey to China during which he gathered more than 10,000 soybean varieties for U.S. researchers to study. Some of these varieties laid the foundation for the rapid ascension of the U.S. as the world leader in soybean production.

Prior to World War II, the United States imported 40 percent of its edible fats and oil. At the advent of the war, this oil supply was cut. Processors turned to soybean oil.

By 1940, the U.S. soybean crop had grown to 78 million bushels harvested on 5 million acres, and the United States was a net exporter of soybeans and soybean products. That year, Henry Ford took an ax to a car trunk made with soybean plastic to demonstrate its durability. The publicity increased the soybean's popularity.

In the early '50s soybean meal became available as a low-cost, high protein feed ingredient, triggering an explosion in U.S. livestock and poultry production.

The U.S. soybean industry began to look at ways to expand export markets. In 1956, the American Soybean Association (ASA) began to promote U.S. soybeans in Japan.

Today, farmers in over 30 states grow soybeans, making soybeans the United States' second largest crop in cash sales and the number 1 value crop export. ASA now promotes soybeans and products in more than 100 countries with funding from the United Soybean Board and its soybean producer checkoff and USDA's Foreign Agricultural Service.

U.S. soybean farmers invest a portion of their income in promotion, education and research activities to help increase profits. Farmer-funded research is in progress to cut production costs and to find new uses for soybeans and soybean products. With this committed investment in the soybean, the miracle crop faces an extremely bright future.

U.S. CROP AREA PLANTED 1998



Soybeans 27%
Rice 1%
Wheat 24%
Barley 2%
Oats 2%
Sorghum 4%
Corn 30%
Other 4%
Sunflower 1%
Cotton 5%

Source: USDA

SOYBEA

GLYCEROL

FATTY ACIDS

OIL PRODUCTS

STEROLS

REFINED SOYOIL

Edible Uses
Coffee Creamers
Cooking Oils
Filled Milks
Margarine
Mayonnaise
Pharmaceuticals
Salad Dressings
Salad Oils
Sandwich Spreads
Shortenings

Industrial Uses
Anti-Corrosion Agents
Anti-Static Agents
Caulking Compounds
Core Oils
Diesel Fuel
Disinfectants
Dust Control Agent
Electrical Insulation
Epoxys
Fuel Additives
Fungicides
Inks - Printing
Linoleum Backing
Lubricants
Metal - Casting/Working
Oiled Fabrics
Paints
Pesticides
Plasticizers
Protective Coatings
Putty
Resins
Soap/Shampoo/Detergents
Solvents
Varnishes
Vinyl Plastics
Wallboard
Waterproof Cement

SOYBEAN LECITHIN

Edible Uses
Emulsifying Agents
- Bakery Products
- Candy/Chocolate Coatings
- Pharmaceuticals

Nutritional Uses
- Dietary
- Medical

Industrial Uses
Anti-Foam Agents
- Alcohol
- Yeast

Anti-Spattering Agent
- Margarine

Dispersing Agents
- Paint
- Inks
- Insecticides
- Rubber

Stabilizing Agent
- Shortening

Wetting Agents
- Calf Milk Replacers
- Cosmetics


INK
Soy OIL
GLUE
SOY DIESEL
PET FOOD
ENAMEL
MARGARINE
PUTTY

…NS' MANY USES

…OLE SOYBEAN PRODUCTS

- Edible Uses
- Seeds
- Stock Feeds
- Soy Sprouts
- Baked Soybeans
- Full Fat Soy Flour
  - Bread
  - Candy
  - Doughnut Mix
  - Frozen Dessert
  - Instant Milk Drinks
  - Low-Cost Gruels
  - Pancake Flour
  - Pan Grease Extender
  - Pie Crust
  - Sweet Goods
- Roasted Soybeans
  - Candies/Confections
  - Cookie Ingredient /Topping
  - Crackers
  - Dietary Items
  - Fountain Topping
  - Soynut Butter
  - Soy Coffee
- Traditional Soyfoods
  - Miso
  - [illegible]
  - Soy Sauce
  - Tofu
  - Tempeh

SOYBEAN PROTEIN PRODUCTS

SOY FLOUR CONCENTRATES & ISOLATES

Industrial Uses
- Adhesives
- Analytical Reagents
- Antibiotics
- Asphalt Emulsions
- Binders -Wood/Resin
- Cleansing Materials
- Composites
- Cosmetics
- Fermentation Aids/Nutrients
- Films for Packaging
- Inks
- Leather Substitutes
- Paints - Water Based
- Particle Boards
- Plastics
- Polyesters
- Pharmaceuticals
- Pesticides/Fungicides
- Textiles

Edible Uses
- Alimentary Pastes
- Baby Food
- Bakery Ingredients
- Beer & Ale
- Candy Products
- Cereals
- Diet Food Products
- Food Drinks
- Grits
- Hypo Allergenic Milk
- Meat Products
- Noodles
- Prepared Mixes
- Sausage Casings
- Yeast

SOYBEAN MEAL

Feed Uses
- Aquaculture
- Bee Foods
- Calf Milk Replacers
- Cattle Feeds
- Dairy Feeds
- Fish Food
- Fox & Mink Feeds
- Pet Foods
- Poultry Feeds
- Protein Concentrates
- Swine Feeds

Hulls
- Dairy Feed
- Filter Material
- High Fiber Breads

Exhibit D

http://www.txfb.org/Planet%20Agriculture/cottonseed.htm





COTTONSEED

The Inside Story

Information courtesy of the

NATIONAL COTTONSEED PRODUCTS ASSOCIATION

Click on the logo to read more about cottonseed.

Part of Your Daily Life

When you think of cotton, do you think film? Feed for cattle, catfish and other animals? Tooth you probably think first of the comfortable, breathable clot fiber.

But, textiles are only part of the cotton story. The real news is that the cotton plant produces more food for man and feed for animals than it does fiber. All elements of the seed: linters, kernels and hulls are used in consumer products, delicious foods and nutritious feed for animals.

The development of the cottonseed industry had its beginnings with the invention of the cotton gin in 1793. The cotton gin made large supplies of cottonseed available, thus spurring development of the cottonseed products industry. Today, cottonseed products touch our lives in many different ways, throughout the day.

One of the first of these was America's original vegetable oil, cottonseed oil. Cottonseed oil is extracted from the cottonseed kernel. Even after more than a hundred years, cottonseed oil is still widely used in various snack foods, such as chips, pretzels, and crackers. Cottonseed oil is also a key ingredient in many marinades, dressings, margarines and prepared foods. And, the use of the kernels extends to a variety of other products, from cosmetics, to the cottonseed meal fed to cattle as a high protein, high energy feed supplement.

Linters, which are the short fibers that cling to the seed, go into everything from photographic film, to paper currency, to cellulose products used in foods such as ice cream, maple syrup and chewing gum.

Even the protective hulls surrounding the kernels are used as roughage in the diet of cattle and as a high quality, organic mulch for gardening.

Discover how cottonseed touches your family's life, everyday.

Part of Your Daily Life

When you think of cotton, do you think of snack food ingredients? Photo film? Feed for cattle, catfish and other animals? Toothpaste? If you're like most people, you probably think first of the comfortable, breathable clothing and textiles made from cotton fiber.

But, textiles are only part of the cotton story. The real news is that the cotton plant produces more food for man and feed for animals than it does fiber. All elements of the seed: linters, kernels and hulls are used in consumer products, delicious foods and nutritious feed for animals.

The development of the cottonseed industry had its beginnings with the invention of the cotton gin in 1793. The cotton gin made large supplies of cottonseed available, thus spurring development of the cottonseed products industry. Today, cottonseed products touch our lives in many different ways, throughout the day.

One of the first of these was America's original vegetable oil, cottonseed oil. Cottonseed oil is extracted from the cottonseed kernel. Even after more than a hundred years, cottonseed oil is still widely used in various snack foods, such as chips, pretzels, and crackers. Cottonseed oil is also a key ingredient in many marinades, dressings, margarines and prepared foods. And, the use of the kernels extends to a variety of other products, from cosmetics, to the cottonseed meal fed to cattle as a high protein, high energy feed supplement.

Linters, which are the short fibers that cling to the seed, go into everything from photographic film, to paper currency, to cellulose products used in foods such as ice cream, maple syrup and chewing gum.

Even the protective hulls surrounding the kernels are used as roughage in the diet of cattle and as a high quality, organic mulch for gardening.


KERNEL
MEAL & CAKE
FERTILIZER
FEED FOR
Beef Cattle
Dairy Cattle
Sheep and Goats
Horses and Mules
Poultry
Swine
Fish
FISH BAIT
CRUDE OIL
REFINED OIL
Salad and Cooking Oil
Salad Dressing
Shortening
Margarine
Baking and Frying Oils
MOLE CRICKET BAIT
FOOTS
SOAP
GLYCERINE
Explosives
Pharmaceuticals
Food Preparations
Cosmetics
FATTY ACIDS
Waterproofing
Insecticides
Chemical Feed Stock
LIVESTOCK FEED
HULLS
FEED FOR
Beef Cattle
Dairy Cattle
Sheep and Goats
Horses and Mules
MULCH & SOIL CONDITIONER
BRAN
Livestock Feed
POULTRY LITTER
OIL WELL DRILLING MUD
FURFURAL
Synthetic Rubber
Petroleum Refining
Plastics
LINTERS
DISSOLVING PULP
CELLULOSE NITRATE
Plastics
Dynamite
Lacquers—
Fingernail
Polish
Smokeless
Gun Powder
Solid Rocket
Propellants
VISCOSE
FOOD CASINGS
Bologna
Sausages
Frankfurters
RAYON
Air Hose
Industrial Fabrics
CELLULOSE ESTERS & ETHERS
Lacquers
Pharmaceutical Emulsions
Hair Care Products
Cosmetics
Paint
Toothpaste
Ice Cream
Salad Dressings
CELLULOSE ACETATE
FELTS FOR
Automotive Upholstery
Pads
Cushions
Furniture Upholstery
Comforters
Mattresses
YARNS
Lamp and
Candle Wicks
Twine
Rugs
Mops
ABSORBANT COTTON MEDICAL GRADE
Cotton Swabs
Cotton Balls
Gauze Pads
Papers
FIBER PULP
PAPERS
Fine Writing Paper
Filter Papers
Document and
Security Papers
Currency
Laminating Papers
Sanitary Products
Battery Separators
PLASTICS
Outdoor Signs
Toiletware
Windshields
Tool Handles
Automotive Parts
Electrical Equipment
Pens and
Pencil Barrels
Novelty Items
FILMS
Photographics
Packaging
Envelope Windows
Clear Sheet Protectors
Recording Tapes
Transparent Tape
X-ray Film
YARNS
Clothing
Household Fabrics

Did You Know?

- The cotton plant produces twice as much seed as it does fiber.
- Cottonseed contributes about 15 percent of the farmer's cotton crop income.
- The seed from one bale of cotton will produce enough oil to cook nearly 6,000 snack-sized bags of potato chips.
- Products such as Crisco, Wesson Oil, Blue Plate Salad Dressing, Ivory Soap and numerous other familiar products were originally developed using cottonseed oil.

- Cottonseed oil contains no cholesterol and can play a role in reducing saturated fat intake.

- The cottonseed oil mill industry is a $1.2 billion industry providing jobs throughout the United States.

- 1.3 billion pounds of cottonseed oil are produced annually, making cottonseed oil the third leading vegetable oil in the United States.

- Like all other food crops, cotton growing is highly regulated by the FDA (Food and Drug Administration), the EPA (Environmental Protection Agency) and other regulatory agencies.

Cotton is grown over most of the southern half of the United States. The shaded areas on the map below designate the cotton growing areas of the country.



As the second leading producer of cotton, the United States accounts for 20 petcent of world production of cottonseed.

For more information, please contact:

NCPA
NATIONAL COTTONSEED PRODUCTS ASSOCIATION

P.O. Box 172267, Memphis, TN 38187-2267
Telephone: (901) 682-0800; fax: (901) 682-2856

Return to Planet Agriculture Site Directory

Return to Texas Farm Bureau Home Page

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Amalgamated Bank
America's Labor Bank

December 1, 2006

Mr. Steven M. Cook, Vice President,
General Counsel, and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Re: Pulte Homes – Cusip # 745867101

Dear Mr. Cook:

Amalgamated Bank is the record owner of 400 shares of common stock (the "Shares") of Pulte Homes Inc., beneficially owned by the AFL-CIO Reserved Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The AFL-CIO Reserved Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 727-6027.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

cc:
Daniel F. Pedrotty

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 31, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by Pulte Homes, Inc. to omit shareholder proposal submitted by AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the request of Pulte Homes, Inc. ("Pulte" or "Company"), by letter dated January 12, 2007, that the staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("SEC") concur that it will not recommend enforcement action if Pulte omits the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2007 proxy materials (Proposal attached).

The Proposal seeks to institute a procedure wherein Pulte's Board of Directors (the "Board") would constitute a "Majority Vote Shareholder Committee" (the "Committee") when the Board fails, within 180 days of the meeting, to take action on a shareholder proposal passed by a majority of the votes cast. The Committee would be composed of the proposal's proponent and any shareholders who indicate an interest in participating.

The Company argues that the Proposal is excludable under Rule 14a-8(i)(10) because the Proposal is substantially implemented through the Company's compliance with Section 303A of the New York Stock Exchange Listed Company's Manual ("NYSE §303A") and through the annual meeting and shareholder proposal process. While not explicitly arguing that the Proposal is excludable under 14a-(8)(i)(2), the Company argues that the Proposal would extend the annual meeting and shareholder proposal process without affording the state and federal protections regulating these forums. Finally, the Company argues that the Proposal is excludable under Rule 14a-8(i)(3) because it is vague and misleading. The Company has failed to show that the Proposal is excludable under rules 14a-8(i)(10), 14a-(8)(i)(2), 14a-8(i)(3), or 14a-9.

According to Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Because the Company has failed to show that the Proposal is excludable, it may not properly exclude the Proposal from its 2007 proxy materials.

I. The Company failed to show that the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

The Company erroneously asserts that notifying shareholders of their ability to write letters to independent directors, as required by NYSE §303A, and holding annual shareholder meetings at which shareholders may submit proposals for consideration, as required by state and federal law, substantially implement the Proposal.

This Proposal was submitted in response to the Company's failure to take the necessary steps to implement a 2006 proposal passed by a majority of the Company's voting shareholders which sought declassification of the Board. As a result of the Company's inaction, the Proposal seeks to establish a mode of communication between shareholders and independent members of the Board that will facilitate two-way communications. The impetus of the Proposal is, in and of itself, evidence that the forums currently in place for shareholder communication with the independent directors are inadequate.

Pulte seeks to rely on the Staff determination in *Nordstrom, Inc.* (February 8, 1995) wherein the Staff determined that since Nordstrom had implemented policies and procedures that addressed each element of the shareholder proposal, *Nordstrom* had substantially implemented the shareholder proposal and could exclude it under 14a-8(i)(10). Pulte, however, does nothing to explain how NYSE §303A or the annual meeting and shareholder proposal processes implement each element of the Proposal. This is clearly due to the fact that there is no foundation for the assertion. NYSE §303A, Pulte's 2006 annual proxy statement, or federal and state law governing Pulte's annual meetings and the shareholder proposal process neither provide for nor address the creation of a committee to discuss the Board's failure to effectuate a shareholder proposal. None of these forums provide for the essential elements of the Proposal which include engaging the Board in an active dialogue and compelling them to answer to shareholders regarding their failure to implement policies the shareholders have deemed to be in line with their best interests.

Pulte further claims that the Proposal may be excluded because the Company already has procedures in place to address the "purpose" of the Proposal. Though not expressly stated, we assume that Pulte is relying on the Staff position that when a company already has implemented the essential objectives of the proposal the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). See *Lowe's Companies, Inc.* (January 21, 2005). Pulte claims that by implementing NYSE §303A and complying with federal and state shareholder meeting requirements they have implemented the essential objective of the Proposal. These methods of communication provide shareholders with a mechanism to transmit messages *to* the Board, however they fail to address the essential objective of the Proposal—"to create a mechanism by which shareholders can communicate *with* their representatives."

A. *Unlike the Proposal, which would institute procedures for the independent directors to engage in a live dialogue with shareholders, NYSE §303A simply notifies shareholders of the corporate mailing address.*

In compliance with NYSE §303A, Pulte included the following statement in its 2006 proxy materials:

> You may communicate directly with the Board of Directors, the non-management directors as a group or any individual director or directors by writing to our Secretary at the mailing address specified for him on page 36. You should indicate on the outside of the envelope the intended recipient (i.e., full Board, non-management directors as a group or any individual director or directors) of your communication. Each communication received by our Secretary will be promptly forwarded to the specified party.

Pulte's assertion that by including this disclosure in their proxy they have fulfilled the essential objective of the Proposal ignores the clear and substantial differences between the opportunity to send written communications to the Secretary, an executive officer of the corporation, and the opportunity for shareholders to engage in live discussion with independent members of the Board. NYSE §303A states that the purpose of including this disclosure is "in order that interested parties may be able to *make their concerns known*." This provision clearly provides a mechanism for one-sided communications from shareholders to directors and does nothing to address the independent directors' failure to respond to previous shareholder communications within the context of the annual meeting and shareholder proposal process. The essential objective of the Proposal is to establish a mechanism for interactive communication between the Board and the shareholders; compliance with NYSE §303A clearly fails to fulfill this objective.

B. *The annual meeting and shareholder proposal process fails to require independent directors to participate in an active dialogue with shareholders to discuss their failure to implement shareholder proposals.*

Pulte seeks to persuade the Staff that they have substantially implemented the purpose of the Proposal by holding annual shareholder meetings and allowing shareholders an opportunity to include their proposals in the Company's proxy materials. The purpose of the annual meeting and shareholder proposal process is to elect directors and vote on shareholder proposals. The purpose of the Proposal, however, is to create a forum outside of these processes where shareholders will have the opportunity to engage in a dialogue with independent directors regarding the Company's failure to implement proposals approved by a majority of shareholders at an annual meeting. The Proposal would only be invoked after modes of communication currently available fail to initiate positive results. Pulte's reliance on shareholders' ability to utilize a failed method of communication to address its very failure simply highlights the need for alternative forums and in no way advances Pulte's argument that the forums currently available for shareholder communications are sufficient or substantially implement the Proposal.

C. *Previous decisions of the Staff of the SEC do not support the case for the Proposal's exclusion under 14a-(i)(10).*

Pulte has failed to justify their request that the Staff stray from their 2003 decision to deny *Sears, Roebuck and Co.* ("*Sears*") relief when *Sears* sought to exclude a shareholder proposal nearly identical to the Proposal. Pulte attempts to distinguish their request from *Sears*' on the grounds that, at the time of *Sears*' request, NYSE §303A had not been fully implemented. Pulte asserts that since NYSE §303A became effective, "shareholders of all NYSE listed companies have an expectation that such companies will establish and disclose appropriate procedures for shareholders to communicate with independent directors." To assert that NYSE §303A has changed shareholder expectations and thus justifies a different outcome from that of the *Sears*' case ignores the fundamental differences between mailing a letter to the secretary of a large corporation, who surely receives countless letters every day that, due to his/her busy schedule, likely receive a limited amount of consideration, and the opportunity to engage in two-way, live communication with independent members of the Board.

II. Implementing the Proposal would not cause Pulte to violate procedural requirements for annual meetings under Michigan State law or the federal proxy rules and justify exclusion under Rule 14a-8(i)(2).

As evidence that the Company has substantially implemented the Proposal, Pulte states:

> Comprehensively implementing the Proposal and constituting one or more Majority Vote Shareholder Committees could be viewed as effectively extending the annual meeting forum and shareholder proposal processes that are already provided for under state and federal laws in a manner that is not contemplated by those laws.... Such an extension of the annual meeting forum and shareholder proposal process under state and federal laws is, in Pulte's view, unlikely to provide a substantial benefit given that the purpose of the Proposal already has been implemented.

While Pulte includes this analysis as evidence that the essential purpose of the Proposal has already been substantially implemented, it appears that they are also making the argument that implementation of the Proposal would cause the Company to violate state and federal law and may, therefore, be excluded under Rule 14a-8(i)(2).

The Committee meetings would not be subject to Michigan State laws governing annual meetings because the Committee will only meet to discuss matters that have already been submitted to a shareholder vote, will not be authorized to act on behalf of the Board, and will not have authority to compel the Board to take formal action. Pulte's assertion that the Committee meetings would trigger notice requirements under Michigan law misapplies the court's holding in *Darvin v. Belmont Industries*, 40 Mich. App. 672, wherein the court was careful to note that their analysis was only to apply to close corporations *Id.* at 678. Furthermore, this case explicitly states that the purpose of the notice requirement is to "[provide] shareholders with sufficient opportunity to study contemplated *action* at the meeting and the legality thereof." Since the Proposal would not authorize the Committee to take any formal action and Pulte failed to present any support for their assertion that a Committee meeting where no formal action is contemplated would trigger the notice requirement, the Committee meetings would not be subject to notice requirements under Michigan State law.

Federal laws related to soliciting proxies would not apply to the Committee meetings because, by definition, the Committee would only meet to discuss matters that the shareholders have already voted on, and the meetings would occur at least 180 days after the conclusion of the proxy solicitation and voting processes. There is no risk of catering to special interests because the Committee would only meet to discuss issues that have already been subject to a shareholder vote and been approved by a majority of the shareholders entitled to vote. In addition, all interested shareholders would have the opportunity to participate in the meetings.

Since 1992, the SEC has sought to limit regulatory requirements and encourage open communication among shareholders and their representatives on corporate boards regarding matters not related to proxy voting. See e.g. Fact Sheet dated October 15, 1992; and Release Nos. 33-8340, 34-48825, IC-26262—Disclosure Regarding Nominating Committee Functions and Communications Between Security Holders and Boards of Directors. Application of proxy voting rules to communication among shareholders and their elected representatives on the corporation's Board long after the proxy solicitation and voting processes are over would directly contradict the SEC's stated agenda when they implemented sweeping changes to §14A in 1992, which were "intended to restore a balance between the First Amendment and Congress's concern that solicitation of proxy voting authority be conducted on a fair, honest and informed basis."

III. Pulte Failed to Show that the Proposal may be Excluded Under Rule 14a-8(i)(3) or 14a-9.

The Company has listed four reasons why the Proposal may be excluded under Rule 14a-8(i)(3) or Rule 14a-9. However, the reasons given by the Company lack merit.

A. *The Proposal should not be excluded as vague and misleading because the Supporting Statement Pulte claims to be misleading is clearly phrased as Proponent's opinions and includes factual support.*

The Company first argues that the Proponent's assertion, "in our opinion, this inaction contrasts with the responsiveness of other companies' boards," is misleading and may be omitted under 14a-8(i)(3) and 14a-9. Staff has stated that it is not appropriate to exclude a supporting statement based on the fact that it represents the opinion of the shareholder. See *Staff Legal Bulletin No. 14B* (September 15, 2004). The Proponent is trying to explain its opinion that the Company's inaction in response to a previous majority vote contrasts with other companies who in the past have implemented proposals that receive majority vote. Because the Proponent's assertion in the Proposal is cast as the Proponent's opinion, it is not misleading and cannot be excluded under Rule 14a-8(i)(3) or 14a-9.

The Proposal may not be excluded under 14a-8(i)(3) or 14a-9 because the Proponent includes facts to support its opinion. The Proponent's opinion is supported by the fact that the Board has not acted on what many, including such corporate governance authorities as the Council of Institutional Investors, Institutional Shareholder Services ("ISS"), and CALPERS, consider good corporate governance policy (as noted in the following paragraph in Proposal's Supporting Statement). To further support the assertion that the Board's inaction contrasts with other corporate boards' determinations of good governance, the Proponent cites ISS' *2006 Board Practices/Board Pay* study, stating that the number of companies with staggered boards continued to decline in 2005, falling to 59 percent among S&P 1,500 companies. That the Board has failed to act to protect the shareholders by implementing good governance practice, especially in light of agreement by a majority of shareholders, is, in our opinion, a sign of the Board's lack of responsiveness.

B. *The language objected to in Sears as false and misleading is different than in the Proposal in that the Proposal's language is clearly labeled as opinion.*

The Company's argument to exclude statements relating to the Board's inaction is very similar to the one in *Sears* arguing that statements made by the proponent falsely led to the conclusion that the board had violated its fiduciary duty to the shareholders. In *Sears*, the Staff believed that removing the portion of the language stating the board's failure to take action would be consistent with intended application of Rule 14a-8(i)(3). However, there is a major difference between the language used in *Sears* and in the Proposal—the language objected to in *Sears* was not identified as the proponent's opinion. In the Proposal, the language is clearly shown to be Proponent's opinion.

Further, since the *Sears* case, the Staff has released *Staff Legal Bulletin No. 14B* (September 15, 2004), in which Staff states that "it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3)" in the circumstance in which "the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such." Not only is the statement in the Proposal an opinion, but it is clearly labeled so. Thus, the reasoning in the *Sears* case that led the Staff to recommend excluding the language referring to *Sears'* inaction does not apply to the Proposal or the Supporting Statement.

C. *Pulte's assertion that the Supporting Statement's representations regarding the Board's failure to take steps toward declassification are vague and misleading blatantly ignores the context of the language in question.*

The Company objects that the second paragraph of the Supporting Statement is vague and misleading because it suggests that board declassification is being voted upon, not constitution of a Majority Vote Shareholder Committee. If read within the context of the entire Supporting Statement, it is clear that the purpose of the second paragraph is to illustrate the degree to which the Board was unresponsive when it failed to take the necessary steps to declassify the Board. In illustrating the trend toward board declassification and referencing industry experts who have determined that declassification is good corporate governance, this portion of the Supporting Statement shows that the Company's Board not only did not implement a proposal that received a majority vote, but is ignoring good corporate governance practices. If read in context, this language does not lead shareholders to the false conclusion that they are voting on declassification but instead illustrates the necessity of establishing a forum to discuss the Board's failure to implement this proposal.

D. *The Proposal should not be excluded as vague and indefinite because Pulte's argument overlooks key elements of the Proposal that define the Committee's obligations.*

Finally, the Company argues that the Proposal is vague and indefinite regarding steps the Board must take in the event that there is more than one proposal that require the formation of a Majority Vote Shareholder Committee. It also argues that the Proposal is vague and indefinite regarding the procedures for disbanding a Majority Vote Shareholder Committee.

Contrary to the Company's objections, the Proposal is not vague and indefinite concerning the situations in which there is more than one proposal requiring a Majority Vote Shareholder Committee. Logic dictates that multiple Majority Vote Shareholder Committees would be formed if more than one proposal requires the formation of a Majority Vote Shareholder Committee, with each Committee communicating with the Board regarding the subject matter of the corresponding Proposal (as indicated in Proposal item (b)).

Contrary to the Company's objections, the Proposal is not vague and indefinite concerning procedures for disbanding a Majority Vote Shareholder Committee. The Company has misread the Proposal when it states:

> Pulte assumes that since the only requirement with respect to the Majority Vote Shareholder Committee once it is formed is to have the independent directors meet

> with the committee no fewer than two times prior to the annual shareholders meeting following the formation of the committee, the committee should be disbanded once that requirement is satisfied and no further obligation exists.

The Company misses the point of the Proposal, which is to address an unresponsive Board regarding a proposal that has garnered majority support. The Proposal states that the Committee may be abolished if the Board takes action on the proposal, or if the proposal's proponent notifies the Board that it does not object to the abolition of the Committee. Thus, in the case that the Board meets with the Committee two times, and the Board decides not to take action on the proposal, the proposal's proponent would notify the Board at the appropriate time when it does not object to the abolition of the Committee.

Similar objections were raised in *Sears*, where the proponent argued that the proposal addressed the extent and duration of the Committee's obligation but offered to clarify. The Staff did not require modification, and the objections were not considered grounds for exclusion by the Staff.

The Company has failed to demonstrate that the Proposal can be excluded under rule 14a-8(i)(3); therefore, it would be inappropriate for the Company to exclude either parts of the Proposal or the Proposal as a whole.

IV. Conclusion.

Pulte has failed on all accounts to justify their assertion that the Proposal may be excluded.

None of the regulations or practices Pulte references as evidence that the Proposal has been substantially implemented address each element of the Proposal or the essential objective of establishing dialogue among shareholders and their representatives on the Board. Pulte has failed to show that the Proposal may be excluded under Rule 14a-(8)(i)(10).

The Proposal is completely within the letter and the spirit of both Michigan State law and federal law governing the annual meeting and shareholder proposal processes. In fact, the Proposal would serve to advance the SEC's agenda of improving transparency in corporate transactions and communication among shareholders and the Board on non-voting issues. Clearly, the Proposal may not be excluded based on Rule 14a-(8)(i)(2) since no formal action or voting would occur at Committee meetings to necessitate the application of state or federal shareholder protections.

Finally, Pulte's arguments that the Proposal and Supporting Statement, or any component of them, are vague, misleading, or indefinite are based on misinterpretations. The Proposal may not be excluded under Rules 14a-(8)(i)(3) or 14a-9.

The Staff should deny Pulte's request for no-action because it has failed to meet its burden under Rule 14a-(8)(g).

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5318. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Heather L. Slavkin, Esq.
Legal/Research Analyst
Office of Investment

HLS/me
opeiu #2, afl-cio

Attachments

cc: Larry A. Barden, Partner, Sidley Austin LLP

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 1, 2006

By UPS Next Day Air

Mr. Steven M. Cook, Vice President,
General Counsel, and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2006 proxy statement of Pulte Homes, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty, Director
Office of Investment

DFP/me
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved: The stockholders of Pulte Homes, Inc. (the "Company") urge the Company to take the following steps if a proposal, submitted by a shareholder for a vote pursuant to Rule 14a-8 of the Securities and Exchange Commission, receives a majority of the votes cast (the "Proposal"), and the Board of Directors (the "Board") does not take the action requested in the Proposal with 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the Company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to the abolition of the Committee.

Supporting Statement

In 2006, a majority of the Company's voting shareholders supported a proposal seeking declassification of the Company's board of directors. Nonetheless, our Company's Board has not taken the necessary steps toward declassification. In our opinion, this inaction contrasts with the responsiveness of other companies' boards.

We believe investors increasingly favor requiring annual elections for all directors. The Council of Institutional Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services ("ISS") have supported this reform. ISS' 2006 *Board Practices/Board Pay* study found the number of companies with staggered boards continued to decline in 2005. At the current rate of decline, the majority of S&P 500 directors will be subject to annual election by the end of 2006, the study noted.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the Board of Directors. This proposal does not aim to supplant the Board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pulte Homes, Inc.
Incoming letter dated January 12, 2007

The proposal urges Pulte Homes to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to concur in your view that Pulte Homes may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Pulte Homes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pulte Homes may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pulte Homes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END